Exhibit (a)(1)(a)
Offer To Purchase
All Outstanding Shares of Common Stock
of
FORIAN INC.
at
$2.17 Per Share, in Cash
by
Bravo Merger Sub, Inc.,
a wholly owned subsidiary of
2025 Acquisition Company, LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE
PAST 11:59 P.M., EASTERN TIME, ON MAY 14, 2026, UNLESS THE
OFFER IS EXTENDED OR EARLIER TERMINATED.
Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”, and together with Merger Sub, the “Buyer Parties”), is offering to purchase all of the outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Forian Inc., a Maryland corporation (“Forian” or the “Company”), at a purchase price of $2.17 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (each, an “Excluded Company Share”). Capitalized terms used, but not otherwise defined herein, have the meanings given to such terms in the Merger Agreement (as defined below), a copy of which is filed as Exhibit (d)(1) of the Tender Offer Statement on Schedule TO to which this Offer to Purchase is attached and which is incorporated herein by reference.
The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Buyer Parties and Forian, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Forian upon the terms and subject to the conditions set forth in the Merger Agreement, with Forian continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) and will be effected by Merger Sub and Forian without a stockholder vote pursuant to the MGCL as promptly as practicable following the consummation of the Offer.
At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Forian and its subsidiaries (the “Company Group”), (ii) owned by the Buyer Parties, or (iii) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time (each, an “Owned Company Share”), which will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor), subject to any appraisal rights in accordance with Section 3-202 of the MGCL (see “Special Factors and Other Relevant Information—Section 7—Appraisal Rights”), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding (the “Merger Consideration”).
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.
The Offer is subject to the conditions set forth in “The Tender Offer—Section 12—Conditions of the Offer”, including, but not limited to, (i) the Minimum Condition (as defined below in this Summary Term Sheet), (ii) the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of April 2, 2026 and as of the Expiration Date as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers), (the “R&W Condition”), (iii) Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date (the “Performance Condition”), (iv) the non-occurrence of a Company Material

Adverse Effect on or after the date of the Merger Agreement that is continuing (the “No-MAE Condition”), (v) the receipt by the Buyer Parties of a certificate from Forian, validly executed for and on behalf of Forian and in the name of Forian by a duly authorized executive officer thereof certifying that certain of the conditions have been satisfied (the “Certificate Condition”), (vi) the non-termination of the Merger Agreement (the “Non-Termination Condition”), (vii) the non-issuance of any judgment, temporary restraining order, preliminary or permanent injunction, or other order from any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger (the “Regulatory Conditions”), (viii) the Company’s unpaid amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants incurred in connection with the Merger Agreement and the related transactions (the “Company Transaction Expenses”) has not exceeded $3,300,000, and (ix) as of immediately prior to the Expiration Date, no more than 5% of the Shares are Dissenting Company Shares (as defined below) (the “Dissenting Share Condition”).
The Special Committee (as defined below) has unanimously (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those certain current stockholders of Forian that will, prior to the Closing, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (ii) recommended that the Board of Directors of Forian (the “Board”) declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement.
The Board has, acting upon the recommendation of the Special Committee, unanimously (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (ii) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.
NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Broadridge Corporate Issuer Solutions, LLC	Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS Re-Organization Dept.	Attn: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0718	Edgewood, NY 11717

Phone: (855) 793-5068
Email: Shareholder@Broadridge.com

IMPORTANT
If you wish to tender all or a portion of your Shares to Merger Sub pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) or follow the procedure for book-entry transfer set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub before the expiration of the Offer.
Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
If you desire to tender your Shares pursuant to the Offer and you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares to Merger Sub pursuant to the Offer by following the procedures for guaranteed delivery set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of Parent, Merger Sub, the Company, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.
Forward-Looking Statements
This Offer to Purchase and other related documents delivered to you and/or incorporated by reference herein include “forward-looking statements,” including statements regarding the Buyer Parties, the Buyer Parties’ future prospects, developments and business strategies, timing and completion of the Offer, compelling value of the Offer and the Offer Price, purpose of the Offer, future performance, plans, growth and other trend projections and other benefits of the Offer, certainty of the Offer and the potential to satisfy the conditions for completion of the Offer, regulatory approvals required for completion of the Offer, the possibility that competing offers will be made, potential adverse reactions or changes to business relationships as a result of the Offer and costs, charges or expenses relating to the Offer. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “intends,” “expects,” “believes,” or similar expressions.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on assumptions and circumstances that may occur in the future. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, many of which are outside the control of the Buyer Parties and Forian, including changes in domestic and foreign economic and market conditions; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the Offer, may not materialize as expected; the Offer not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, Forian’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Offer; the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time frames or at all and other risk factors listed in Forian’s most recent annual report on Form 10-K. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements.
Any forward-looking statements made herein speak only as of the date on which they are announced, and you should not rely on these forward-looking statements as representing the Buyer Parties’ views as of any date after today. Except as required by applicable law or regulation, the Buyer Parties expressly disclaim any obligation or undertaking to publicly announce updates or revisions to any forward-looking statements contained in this Offer to Purchase to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that the Buyer Parties or Forian have made or may make.

v

SUMMARY TERM SHEET
The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety because the information in this Summary Term Sheet is not complete and additional important information is included in the remainder of this Offer to Purchase, the accompanying Letter of Transmittal, and the other related materials. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Merger Sub and Parent by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Merger Sub and Parent have not independently verified the accuracy and completeness of such information.
Bravo Merger Sub, Inc. (“Merger Sub”), a Maryland corporation and a wholly owned subsidiary of 2025 Acquisition Company, LLC (“Parent”), a Delaware limited liability company, is offering to purchase all outstanding shares (individually, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Forian Inc. (“Forian” or the “Company”) for $2.17 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The Offer does not include Excluded Company Shares and is being made pursuant to an Agreement and Plan of Merger, dated as of April 2, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Forian, which provides, among other things, that as promptly as practicable following the consummation of the Offer, and without a vote of the stockholders of Forian in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), Merger Sub will merge with and into Forian (the “Merger”), with Forian continuing as the surviving corporation and a wholly owned subsidiary of Parent. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The proposed Merger is a “going private transaction” under the rules of the Securities and Exchange Commission. If the Merger is completed, Forian will become a privately held company, wholly owned by Parent.
The Board (i) formed a committee comprised of two independent and disinterested members of the Board (the “Special Committee”) to, among other things, consider, review and evaluate the advisability of a potential transaction (including the Offer and the Merger), (ii) delegated the powers of the Board to the Special Committee, including, among other things, the power to reject a potential transaction and (iii) authorized and empowered the Special Committee to, among other things, take all acts as may be necessary, appropriate or advisable in carrying out the responsibilities of the Special Committee. As more fully described below, the Special Committee, with the assistance of its own independent financial and legal advisors, considered, evaluated and negotiated the Merger Agreement. At the conclusion of its review, the Special Committee, among other things, unanimously (a) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those certain current stockholders of Forian that will, prior to the closing of the Merger, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (b) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (c) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (d) recommended that the Board recommend the Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement. The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (1) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (2) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (3) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (4) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.

Securities Sought
Subject to certain conditions, as described in “The Tender Offer—Section 12— Conditions of the Offer,” including the satisfaction of the Minimum Condition, all of the issued and outstanding Shares of Forian.

Price Offered Per Share	$2.17, to the seller in cash, without interest and subject to deduction for any required tax withholding.

Scheduled Expiration of Offer	One (1) minute past 11:59 p.m., Eastern time, on May 14, 2026, unless the Offer is otherwise extended or earlier terminated.

Merger Sub	Bravo Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company.

Board Recommendation
The Board unanimously recommends that the Company Stockholders accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.

Who is offering to buy my securities?
Bravo Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), which was formed solely for the purpose of facilitating an acquisition of Forian by Parent, is offering to buy all Shares at a price per share of $2.17, to the seller in cash, without interest and subject to deduction for any applicable tax withholding. As of the date of this Offer to Purchase, Parent owns 21,991,929 Shares that were previously owned by the Consortium Members, representing 70.39% of the issued and outstanding Shares.
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent.
See “The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub.”
What is the class and amount of securities sought pursuant to the Offer?
Merger Sub is offering to purchase all of the issued and outstanding Shares, other than Excluded Company Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and “The Tender Offer—Section 1—Terms of the Offer.”
Why are you making the Offer?
Merger Sub is making the Offer because Parent wants to acquire control of, and ultimately own the entire equity interest in, Forian. Following the consummation of the Offer, Merger Sub intends to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Forian will become a wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Stock Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.
Who can participate in the Offer?
The Offer is open to all holders and beneficial owners of Shares, other than Excluded Company Shares. Note that the Offer is being made only for Shares, and not for shares of Common Stock subject to outstanding Forian Equity Awards.
How much are you offering to pay?
Merger Sub is offering to pay $2.17 per Share to the seller in cash, without interest, subject to deduction for any applicable tax withholding.
See the “Introduction” to this Offer to Purchase and “The Tender Offer—Section 1—Terms of the Offer.”

Will I have to pay any fees or commissions?
If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.
See the “Introduction” to this Offer to Purchase and “The Tender Offer— Section 14—Fees and Expenses.”
Is there an agreement governing the Offer?
Yes. Forian, Parent and Merger Sub have entered into the Merger Agreement. The Merger Agreement contains the terms and conditions of the Offer and, following consummation of the Offer, the Merger.
See “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” and “The Tender Offer—Section 12—Conditions of the Offer.”
What are the material U.S. federal income tax considerations of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?
The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined in “The Tender Offer—Section 5— Income Tax Considerations of the Offer and Merger”), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. In general, if you are a Non-U.S. Holder (as defined in “The Tender Offer—Section 5—Material U.S. Federal Income Tax Considerations of the Offer and Merger”), you will not be subject to U.S. federal income taxation on any gain realized unless you have certain connections to the United States, as described in more detail below.
We recommend that you consult your tax advisor to determine the tax considerations (including the application and effects of any U.S. federal, state, local or non-U.S. income and other tax laws) to you of tendering your Shares in the Offer or having your Shares exchanged for cash pursuant to the Merger in light of your particular circumstances.
See “The Tender Offer—Section 5—Material U.S. Federal Income Tax Considerations of the Offer and Merger.”
Do you have the financial resources to pay for all of the Shares that Merger Sub is offering to purchase pursuant to the Offer?
Yes. We estimate that we will need approximately $20,072,133.27 to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent has entered into that certain commitment letter, dated as of the date of the Merger Agreement, with Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (the “Sponsor”), pursuant to which the Sponsor has committed to invest in Parent, directly or indirectly, certain funds to purchase Shares pursuant to the Offer and complete the Merger (the “Financing”). We believe proceeds from the Financing, in addition to cash on hand, will provide sufficient funds to pay for all Shares validly tendered (and not properly withdrawn) in the Offer and to complete the Merger.
The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of the Shares pursuant to the Offer.
See “The Tender Offer—Section 9—Source and Amount of Funds.”
Is Merger Sub’s financial condition relevant to my decision to tender my Shares in the Offer?
We do not believe Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•	Merger Sub will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer;
•	if we consummate the Offer and the Merger, all Shares will be converted into the right to receive the Offer Price in the Merger; and
•	the Offer and the Merger are not subject to any financing or funding condition.

See “The Tender Offer—Section 9—Source and Amount of Funds” and “The Tender Offer—Section 10—The Merger Agreement; Other Agreements.”
Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?
Yes. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in “The Tender Offer—Section 12—Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that the number of shares of Common Stock validly tendered and not validly withdrawn, together with the number of Shares then owned beneficially by Parent and Merger Sub (together with their wholly owned subsidiaries), equals at least one share more than fifty percent (50%) of all Shares outstanding as of the expiration of the Offer.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 12—Conditions of the Offer.”
Have any Forian stockholders entered into agreements with Parent or Merger Sub or any of their affiliates requiring them to tender their Shares?
No, however the Consortium Members have entered into that certain Contribution Agreement, (as may be amended, restated, supplemented or otherwise modified from time to time, the “Contribution Agreement”). Subject to the terms and conditions of the Contribution Agreement, on April 15, 2026, such Consortium Members contributed all of their respective Shares in exchange for units of company interests in Parent, on a one-to-one basis. As of the date of this Offer to Purchase, Parent owns 21,991,929 Shares that were previously owned by the Consortium Members, representing 70.39% of the issued and outstanding Shares.
How long do I have to decide whether to tender my Shares in the Offer?
You will have until one (1) minute past 11:59 p.m. (Eastern time), on May 14, 2026, the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the date of the Offer to Purchase (the “Initial Expiration Date”, and such date and time or subsequent date and time to which the Initial Expiration Date of the Offer is extended, if any, in accordance with the terms of the Merger Agreement, the “Expiration Date”). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”) may guarantee that the missing items will be received by Broadridge Corporate Issuer Solutions, LLC, which is the depositary for the Offer (the “Depositary”), within two Nasdaq trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes. The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:
•
if, as of the then-scheduled Expiration Date, (A) any Offer Condition (as defined below in “The Tender Offer—Section 12—Conditions of the Offer”) (other than the Minimum Condition) is not satisfied and has not been waived or (B) the Minimum Condition is not satisfied and prior to such then-scheduled Expiration Date, an Acquisition Proposal (as defined below) (x) has been publicly announced and not publicly withdrawn or (y) has not been publicly announced but has been received by the Company and not withdrawn, Merger Sub may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit such Offer Condition to be satisfied; and

•	Merger Sub shall extend the Offer from time to time for any period required by law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

•
if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived and the Minimum Condition shall not have been satisfied, at the request of Forian, Merger Sub shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit such Offer Condition to be satisfied.

However, in no event shall Merger Sub: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in compliance with Section 8 thereof and (y) the End Date (such earlier date, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. The “End Date” means 5:00 p.m. Eastern time on October 2, 2026, or as extended pursuant to the terms of the Merger Agreement.
In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived, Merger Sub shall extend the Offer on up to two consecutive occasions, for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit the Minimum Condition to be satisfied; provided, however, that Merger Sub shall not be required to extend the Offer pursuant to this sentence on more than two occasions; provided further that Merger Sub shall not be required to, and Merger Sub shall not, under any circumstances extend the Offer beyond the Extension Deadline.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 10—The Merger Agreement; Other Agreements.”
Will there be a subsequent offering period?
No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.
See “The Tender Offer—Section 1—Terms of the Offer.”
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform the Depositary of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. (Eastern time) on the business day after the previously scheduled Expiration Date.
See “The Tender Offer—Section 1—Terms of the Offer.”
What are the most significant conditions to the Offer?
The Offer is subject to the conditions (which may be waived by Parent (on behalf of Merger Sub), except for the Minimum Condition, which may be waived by Parent (on behalf of Merger Sub) only with the prior written consent of the Company) set forth in “The Tender Offer—Section 12—Conditions of the Offer,” (the “Offer Conditions”) including, but not limited to:
(a)	the Minimum Condition;
(b)
the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of April 2, 2026 (the date of the Merger Agreement) and as of the Expiration Date as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers);

(c)
Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date;

(d)	the non-occurrence of a Forian Material Adverse Effect (as defined in the Merger Agreement) on or after the date of the Merger Agreement that is continuing;
(e)	the non-termination of the Merger Agreement;
(f)
the receipt by the Buyer Parties of a certificate from Forian, validly executed for and on behalf of Forian and in the name of Forian by a duly authorized executive officer thereof certifying that the foregoing conditions (b), (c), (g), and the Minimum Condition have been satisfied;

(g)
the non-issuance, by any governmental body of competent jurisdiction, any judgment, temporary restraining order, preliminary or permanent injunction or other order remaining in effect that prevents the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any law have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

(h)
the Company’s unpaid amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants incurred in connection with the Merger Agreement and the related transactions has not exceeded $3,300,000; and

(i)	as of immediately prior to the Expiration Date, no more than 5% of the Shares are Dissenting Shares.
The Offer is not subject to any financing condition.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 12—Conditions of the Offer.”
How do I tender my Shares?
If you hold your Shares as a registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase and must be properly completed, duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, and received by the Depositary prior to one minute past 11:59 p.m., Eastern Time, on the Expiration Date. Forian stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.
If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the expiration of the Offer on the Expiration Date and must then receive the missing items within two Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
If I accept the Offer, how will I get paid?
If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Merger Sub and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until one (1) minute past 11:59 p.m., Eastern time, on the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment by June 15, 2026, which is the 60th Business Day after the date of the commencement of the Offer, you may withdraw them at any time after such date until Merger Sub accepts your Shares for payment.
See “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 4—Withdrawal Rights.”

How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.
See “The Tender Offer—Section 4—Withdrawal Rights.”
Has the Offer been approved by the Special Committee and Board of Directors of Forian?
Yes. The Special Committee has unanimously: (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, the Company and the Unaffiliated Company Stockholders; (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of the Company and the Company Stockholders; (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement.
The Board, acting upon the recommendation of the Special Committee, has unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (ii) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
More complete descriptions of the reasons for the Board’s recommendation and approval of the Offer are set forth in Forian’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in “Item 4—The Solicitation or Recommendation” thereof under the sub-headings “Background of the Offer and the Merger” and “Forian’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Board.”
If Shares tendered pursuant to the Offer are purchased by Merger Sub, will Forian continue as a public company?
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Forian will be a wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable after completion of the Merger (and in any event no more than ten (10) days after completion of the Merger) and the requirements for such delisting and termination of registration are satisfied.
See “Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer.”
Will a meeting of Forian’s stockholders be required to approve the Merger?
No. Section 3-106.1(c)(1) of the MGCL provides that, unless the charter of a corporation provides otherwise, a merger of a subject corporation with or into an acquiring entity is effected under Section 3-106.1(c) of the MGCL (“Section 3-106.1(c)”) if:
•	the shares of the subject corporation are registered under the Securities Exchange Act of 1934 immediately prior to the execution of the agreement to merge by the subject corporation;
•
the agreement to merge expressly allows or requires the merger to be effected under Section 3-106.1(c) and provides that the merger shall be effected following the consummation of the offer described in Section 3-106.1(c)(1)(iii) of the MGCL;

•
subject to Section 3-106.1(c)(2) of the MGCL, the acquiring entity consummates a tender or exchange offer for any and all of the outstanding shares of the subject corporation that would, except for the application of Section 3-106.1(c), entitle the holder of the outstanding shares to vote on the merger on the terms provided in the agreement to merge;

•
following the consummation of the offer, the stock irrevocably accepted for purchase or exchange in accordance with the offer and received by the depository before the expiration of the offer, together with the stock otherwise owned by the acquiring entity, a person that owns, directly or indirectly, all of the outstanding equity interest in the acquiring entity, and a direct or indirect wholly owned subsidiary of the acquiring entity or a person that owns, directly or indirectly, all of the outstanding equity interest in the acquiring entity, equals at least that percentage of the shares, and of each class or series of the shares, of the subject corporation that would, except for the application of Section 3-106.1(c), be required to approve the merger under this article and the charter of the subject corporation;

•	the acquiring entity merges with or into the subject corporation; and
•
each outstanding share of each class or series of shares of the subject corporation that is the subject of and not irrevocably accepted for purchase or exchange in the offer is converted in the merger into, or into the right to receive, the same amount and kind of cash, property, rights, or securities paid for shares of the class or series of shares of the subject corporation irrevocably accepted for purchase or exchange in the offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 3-106.1(c) of the MGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.
If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?
If the Offer is consummated and certain other conditions are satisfied, Merger Sub is required under the Merger Agreement to effect the Merger pursuant to Section 3-106.1 of the MGCL. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares or Shares held by a holder who is entitled to demand and properly exercises and perfects such holder’s demand for appraisal of such Shares in accordance with Section 3-202 of the MGCL (the “Dissenting Shares”)) will be converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price without interest, subject to deduction for any required tax withholding (the “Merger Consideration”).
If the Offer is consummated and the Merger is completed, Forian’s stockholders who do not tender their Shares pursuant to the Offer (other than the holders of Owned Company Shares or Dissenting Shares) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but may be available to you in the Merger if you do not tender Shares in the Offer. See “Special Factors and Other Relevant Information—Section 7—Appraisal Rights.”
See the “Introduction” to this Offer to Purchase, “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” and “Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer.”
What will happen to my equity awards in the Offer?
The Offer is being made only for Shares, and not for shares of Common Stock subject to outstanding Forian Stock Awards. Holders of Forian Stock Awards that are outstanding immediately prior to the Effective Time will receive payment in respect of such Forian Stock Awards following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested options to purchase Shares outstanding (each, a “Forian Option”) under Forian’s 2020 Equity Incentive Plan, as amended, the Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan, as amended, and the Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan, as amended, as applicable (each a “Forian Stock Plan”) may participate in the Offer only if they first exercise such Forian Options in accordance with the terms of the applicable Forian Stock Plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Forian Option will have sufficient time to comply with the procedures for tendering Shares described below in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
The Merger Agreement provides for the following treatment of Forian Stock Awards at the Effective Time:
•
Vested Forian Options. As of the Effective Time, each outstanding Forian Option that is vested by its terms and has a per share exercise price that is less than the Offer Price will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Forian Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such Forian Option (the “In the Money Option Consideration”).
•
Vested and Unvested Forian RSUs: Each outstanding Forian RSU that is vested by its terms as of the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such award of restricted stock units (“Forian RSU Award”) immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “RSU Consideration”). Each unvested Forian RSU Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such unvested Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Unvested RSU Consideration”), which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Forian RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Forian RSU Award immediately prior to the Effective Time.

•
Vested Forian Restricted Stock Awards: Each outstanding Forian Restricted Stock Award that is vested by its terms as of the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such award of restricted stock (the “Forian Restricted Stock Awards”) outstanding under any Forian Stock Plan immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Restricted Stock Consideration”). Each unvested Forian Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive a restricted stock unit award or restricted shares award, as applicable, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.

•
Unvested Forian Options: As of the Effective Time, by virtue of the Merger and without further action on the part of the holders thereof, Parent, Merger Sub or Forian, each Forian Option which is either unvested or has a per share exercise price that is equal to or more than the Offer Price (each, an “Out of the Money Option”) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor.

See “The Tender Offer—Section 10—The Merger Agreement; Other Agreements.”
What is the market value of my Shares as of a recent date?
On April 2, 2026, the last trading day before the public announcement of the Merger Agreement and the transactions contemplated thereby, the reported closing sales price of the Shares was $2.10 per Share. On April 15, 2026, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares was $2.16 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.
See “The Tender Offer—Section 6—Price Range of Shares; Dividends on the Shares.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Merger Sub purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 3-202 of the MGCL and properly demand appraisal of their Shares and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by a Maryland court of equity and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.
See “Special Factors and Other Relevant Information—Section 7—Appraisal Rights.”

Whom should I call if I have questions about the Offer?
You may call Broadridge Corporate Issuer Solutions, LLC, the information agent for the Offer (the “Information Agent”), at (855) 793-5068. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Forian Inc. (“Forian”) at a purchase price of $2.17 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer.” The Offer does not include an offer to purchase any Shares (i) owned by the Buyer Parties or (ii) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties, in each case as of the commencement of the Offer (each, an “Excluded Company Share”). Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement (as defined below), a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference.
The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Forian, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Forian upon the terms and subject to the conditions set forth in the Merger Agreement, with Forian continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 3-106.1 of the General Corporation Law of the State of Maryland (the “MGCL”) and will be effected by Merger Sub and Forian without a stockholder vote pursuant to the MGCL as promptly as practicable following the consummation of the Offer.
At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Forian and its subsidiaries (the “Company Group”), (ii) owned by the Buyer Parties, or (iii) owned by any direct or indirect wholly owned Subsidiary of the Buyer Parties as of immediately prior to the Effective Time (each, an “Owned Company Share”), which will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor), subject to any appraisal rights in accordance with Section 3-202 of the MGCL, will be converted into the right to receive the Merger Consideration.
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Merger Agreement is more fully described in “The Tender Offer—Section 10—The Merger Agreement; Other Agreements.”
The Offer is subject to the conditions set forth in “The Tender Offer—Section 12—Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) the Minimum Condition, (ii) the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of April 2, 2026 and as of the Expiration Date as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers), (iii) Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date, (iv) the non-occurrence of a Forian Material Adverse Effect on or after the date of the Merger Agreement that is continuing, (v) the receipt by the Buyer Parties of a certificate from Forian, validly executed for and on behalf of Forian and in the name of Forian by a duly authorized executive officer thereof certifying that the foregoing conditions have been satisfied, (vi) the non-termination of the Merger Agreement, (vii) the non-issuance of any judgment, temporary restraining order, preliminary or permanent injunction, or other order from any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger; (viii) the Company’s unpaid amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants incurred in connection with the Merger Agreement and the related transactions has not exceeded $3,300,000; and (ix) as of immediately prior to the Expiration Date, no more than 5% of the Shares are Dissenting Shares. The Offer is not subject to any financing condition.
Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Special Committee has unanimously: (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those certain current stockholders of Forian that will, prior to the closing of the Merger, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement.
The Board acting upon the recommendation of the Special Committee, has unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (ii) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
More complete descriptions of the Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in Forian’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in “Item 4—The Solicitation or Recommendation” thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”
Forian has advised Parent that the Special Committee considered the oral opinion of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) rendered to the Special Committee on April 2, 2026 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether, as of such date, the Offer Price to be received by the holders of Shares (other than the holders of (i) the Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (ii) the Shares held by any direct or indirect wholly owned subsidiary of the Company and (iii) the Dissenting Shares (as defined in the Merger Agreement), collectively, the “Excluded Shares”) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Forian has further advised Parent that the members of the Special Committee informed the Board that Houlihan Lokey had rendered such fairness opinion to the Special Committee. The full text of the written opinion of Houlihan Lokey, dated April 2, 2026, sets forth certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion and is attached as Annex I to the Schedule 14D-9.
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS AND OTHER RELEVANT INFORMATION
1. Background of the Offer
Merger Sub is offering to purchase all of the outstanding Shares, other than Excluded Company Shares, at the Offer Price, to the seller thereof in cash, without interest and subject to deduction for any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will accept for payment (referred to herein as the “Offer Acceptance Time”) and, promptly after the Expiration Date, pay for all Shares validly tendered prior to one (1) minute past 11:59 p.m. (Eastern time) on the Expiration Date (as may be extended in accordance with the terms of the Merger Agreement) and not properly withdrawn as described in “The Tender Offer—Section 4—Withdrawal Rights.”
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to and immediately followed the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the members of the Board, the members of the Special Committee, the representatives of Forian or the Special Committee, or other parties.
The Board and senior management of the Company regularly review and evaluate the Company’s business and long-term strategy, competitive position, historical performance, future prospects and opportunities, with the goal of enhancing stockholder value. These reviews have included discussions as to the Company’s strategic alternatives, including continuing to execute on its strategy as a standalone company, pursuing acquisitions or pursuing a sale or business combination transaction.
Over the course of 2024, the Board engaged in a comprehensive evaluation of strategic alternatives that involved outreach to over 70 financial sponsors and strategic parties and, as part of that process and subsequent thereto, facilitated discussions with various counterparties, including Party A and Party B referenced below. Certain of such counterparties received preliminary confidential information regarding the Company and certain aspects of its financial and commercial profile from the Company. Such comprehensive evaluation of strategic alternatives ended in no indications of interest with respect to the Company.
On August 25, 2025, a consortium, led by Max Wygod, the Chief Executive Officer and Executive Chair of the Company (the “Consortium”), submitted a non-binding proposal to the Board to acquire all of the outstanding shares of Common Stock not currently owned by the Consortium, for $2.10 per share in cash (the “Take-Private Offer”).
Also on August 25, 2025, following receipt of the Take-Private Offer, the Board held a special meeting by videoconference with members of Company management and representatives of Duane Morris LLP, outside legal advisor to the Company (“Duane Morris”). At the meeting, the Board reviewed the Take-Private Offer and, in light of the potential or actual conflicts of interest, discussed and established the Special Committee, originally consisting of Ian G. Banwell, as chair, and Alyssa F. Varadhan and Mark J. Adler, M.D. The Board empowered the Special Committee to evaluate the Take-Private Offer and to retain legal counsel and other advisors.
Later on August 25, 2025, the Company publicly announced the formation of the Special Committee to evaluate the Take-Private Offer and determine the appropriate course of action” and process. That day, in connection with the Take-Private Offer, the Consortium filed a Schedule 13D with the SEC and Mr. Wygod amended his Schedule 13D.
On August 28, 2025, a member of Company management (excluding Mr. Wygod) and a representative of Duane Morris held a preliminary interview with Potter Anderson & Corroon LLP (“Potter Anderson”). During this meeting, the representatives of Potter Anderson confirmed that Potter Anderson did not have any material relationships that would impair its ability to serve as the Special Committee’s independent legal advisor. A similar interview was conducted with one other potential legal advisor.
On August 31, 2025, the Special Committee held a meeting by videoconference with certain members of Company management (excluding Mr. Wygod) and a representative of Duane Morris. The representative of Duane Morris and members of management discussed each of the legal advisor candidate interviews. Following the meeting, the Special Committee members further discussed the legal advisors’ qualifications and determined to engage Potter Anderson to serve as its independent legal advisor.
On September 4, 2025, the Special Committee (not including Dr. Adler, who was not in attendance) held a meeting by videoconference with representatives of Potter Anderson, as well as, for a portion of the meeting, members of Company management (excluding Mr. Wygod) and a representative of Duane Morris. During this meeting, the Special Committee confirmed its determination to engage Potter Anderson as its independent legal advisor in connection with the Special Committee’s consideration, review and evaluation of strategic alternatives available to the Company, including, but not limited to, the Take-Private Offer (each such strategic alternative, a “Potential Transaction”) because of Potter Anderson’s qualifications and experience advising special committees in connection with similar transactions and its independence. Following the departure of the members of Company management and the representative of Duane Morris from the meeting, representatives of Potter Anderson provided an overview of the fiduciary duties of directors under Delaware law and discussed the applicable standards for director disinterestedness and independence. In connection with this discussion, each of the members of the Special Committee in attendance at the meeting reviewed all material information relevant to determining whether such members were disinterested and independent and a discussion ensued. Following such discussion, the Special Committee, with advice of representatives of Potter Anderson, confirmed that the members of the Special Committee were disinterested and independent with respect to the Take-Private Offer and determined each of the interested parties thereto. At the meeting, the representatives of Potter Anderson also advised the Special Committee on Section 203 of the DGCL (“Section 203”) and the restrictions imposed by Section 203 on the Consortium, as an “interested stockholder,” and its applicability to the Take Private Offer. The Special Committee and representatives from Potter Anderson also discussed the Consortium’s ability to effect a transaction, if it failed to achieve certain approval thresholds under Section 203.
On September 5, 2025, representatives of Potter Anderson and representatives of Allen Overy Shearman Sterling US LLP (“A&O Shearman”), counsel to the Consortium, met by videoconference to discuss (i) whether the Consortium would support an alternative transaction, and (ii) how the Consortium viewed Section 203’s restrictions and its impact on the planned Take-Private Offer. The attorneys also discussed diligence, potential financing needs of the Consortium and a high-level overview of a proposed timetable.
On September 9, 2025, representatives of Potter Anderson and A&O Shearman met by videoconference to further discuss (i) whether the Consortium would support an alternative transaction, and (ii) the restrictions imposed by Section 203 on the Consortium and the application of Section 203 to the Take-Private Offer. The representatives of A&O Shearman (i) stated that the Consortium was willing to consider a third-party transaction depending on the price per share offered and (ii) discussed asking the Company to take steps to eliminate the restrictions imposed by Section 203 through the Redomiciliation.
From September 11, 2025 through September 29, 2025, representatives of Potter Anderson and A&O Shearman engaged in multiple discussions regarding, and exchanged drafts of, a non-disclosure agreement (the “Consortium NDA”).
On September 12, 2025, the Special Committee held a meeting by videoconference with representatives of Potter Anderson. During this meeting, representatives of Potter Anderson reviewed with the Special Committee, among other things, proposed draft supplemental Board resolutions prepared by Potter Anderson (the “Supplemental Resolutions”), which were intended to clarify and supplement the powers and authority of the Special Committee in respect of its evaluation of the Take-Private Offer and to authorize the Special Committee to consider other Potential Transactions. The Special Committee and representatives from Potter Anderson also reviewed the applicable standards for disinterestedness and independence and reviewed all material information relevant to determining the disinterestedness and independence of Dr. Adler, including his prior professional and personal relationships with Mr. Wygod and his late father. Also at the meeting, representatives of Potter Anderson reported on their September 5 and September 9 discussions with A&O Shearman.
On September 18, 2025, Dr. Adler resigned from his position as a member of the Special Committee to avoid any perceived lack of independence. Beginning on September 18, 2025, all references to the “Special Committee” in this Background of the Offer and the Merger reference the Special Committee comprised of Mr. Banwell and Ms. Varadhan.
On September 23, 2025, representatives of Potter Anderson, A&O Shearman and Abrams & Bayliss LLP, Delaware counsel to the Consortium, met by videoconference to further discuss the use of the Redomiciliation to address the restrictions imposed by Section 203 on the Consortium’s ability to effect a cash-out merger, as well as other approaches. The representatives of A&O Shearman also stated that the Consortium would not be willing to subject the Take-Private Offer to a vote of 66 2/3% of the outstanding voting stock not owned by the members of the Consortium, which vote would be required to consummate a “business combination” with an “interested stockholder” (as such terms are defined in Section 203).

On September 25, 2025, the Special Committee held a meeting by videoconference with representatives of Potter Anderson. During this meeting, the Special Committee interviewed representatives from a total of three financial advisors, one of which was Houlihan Lokey Capital, Inc. (“Houlihan Lokey”). Following these presentations, the Special Committee unanimously determined to engage Houlihan Lokey subject to the Special Committee’s confirmation of the independence of Houlihan Lokey and the negotiation of a mutually acceptable engagement letter. This determination was based upon, among other things, Houlihan Lokey’s qualifications and experience, including with respect to advising special committees of boards of directors and its demonstrated understanding of the Company’s sector. The Special Committee also discussed the Supplemental Resolutions with Potter Anderson. The Special Committee and representatives of Potter Anderson additionally discussed the restrictions imposed by Section 203 on the Consortium’s ability to effect a cash-out merger, and representatives of Potter Anderson reported on conversations that Potter Anderson had, at the direction of the Special Committee, with A&O Shearman and Abrams and Bayliss. The Special Committee authorized Potter Anderson to engage in further discussions with A&O Shearman and Duane Morris regarding a conversion of the Company to a non-Delaware corporation and to proceed with next steps to engage Houlihan Lokey as the Special Committee’s independent financial advisor.
On September 26, 2025, representatives of Potter Anderson met with representatives of A&O Shearman by videoconference, during which meeting the representatives of A&O Shearman conveyed a formal proposal to convert the Company from a Delaware corporation to a Maryland corporation. The representatives of A&O Shearman provided their views on the benefits of converting the Company to a Maryland corporation, including the ability to effect a two-step merger under Maryland law and the availability of an opt-out from Maryland’s business combinations statute with respect to the Take-Private Offer. The representatives of A&O Shearman confirmed that the Consortium would not be willing to subject the Take-Private Offer to a vote of 66 2/3% of the outstanding voting stock not owned by the members of the Consortium.
Following such negotiations, on September 29, 2025, the Company and the Consortium’s special purpose vehicle, 2025 Acquisition Corporation (the “SPV”), entered into the Consortium NDA, which provided for, among other things, a twelve (12)-month standstill that prevented the Consortium from, among other things, acquiring, offering or seeking to acquire, agreeing to acquire or making a proposal to acquire Company securities, and from seeking to elect, place or remove a director on or from the Board (and, in each case, from making public announcements or entering into agreements with respect to the foregoing). Noting that the Consortium NDA would preclude the Consortium from proceeding with the Take-Private Offer without the approval of the Special Committee, prior to agreeing to execute the Consortium NDA, representatives from A&O Shearman confirmed with representatives of Potter Anderson that the Special Committee was inclined to support a redomiciliation transaction, subject to satisfactory completion by the Special Committee of its diligence of a redomiciliation transaction.
On September 30, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During this meeting, the representatives of Potter Anderson reported on their recent discussion with A&O Shearman and relayed the Consortium’s proposal regarding the Redomiciliation. The representatives of Potter Anderson provided their preliminary views on the benefits and considerations of a conversion of the Company to a non-Delaware corporation, including that a conversion could eliminate the restrictions imposed by Section 203 of the DGCL with respect to the Consortium’s ability to effect a cash-out merger and provide a path for the Special Committee to fully consider the Take-Private Offer. The Special Committee and representatives of Potter Anderson also discussed the restrictions imposed by Section 203 on the Company’s ability to use equity to compensate its directors and executive officers who are members of the Consortium for a period of three years. The representatives of Potter Anderson recommended that, in addition to Maryland, the Special Committee consider other jurisdictions into which the Company could convert, including Pennsylvania, where the Company is headquartered, and Texas. The Special Committee and representatives of Potter Anderson also discussed the benefits and considerations of negotiating certain asks of the Consortium in connection with a conversion of the Company to a non-Delaware corporation, namely (i) that the Consortium not request that the Special Committee be disbanded and support the Special Committee remaining in place through completion of the process in connection with a Potential Transaction, (ii) requesting the Consortium to support a Potential Transaction with a third party at a higher price that the Consortium was unwilling to match, and (iii) conditioning a conversion of the Company to a non-Delaware corporation on a majority-of-the-minority vote, on a votes cast basis (a “MoM vote”). Following discussion, the Special Committee directed representatives of Potter Anderson to work with Duane Morris to prepare an analysis to aid the Special Committee in its consideration of whether a conversion of the Company to a non-Delaware corporation is advisable and in the best interests of the Company and the stockholders other than the members of the Consortium (the “Unaffiliated Stockholders”) and to aid the Special Committee in understanding how a conversion to each of Maryland, Pennsylvania or Texas would affect the Company and its stockholders, including the Unaffiliated Stockholders. The representatives of Potter Anderson also informed the Special Committee that the Company had received an inbound indication of interest from a third-party strategic buyer, referred to as “Party A,” and recommended that, upon execution of Houlihan Lokey’s engagement letter, Houlihan Lokey conduct outreach to Party A.
On October 2 and 3, 2025, members of the Consortium filed amendments to their Schedule 13Ds, disclosing the SPV’s and the Company’s entry into the Consortium NDA.
On October 4, 2025, representatives of Potter Anderson met by videoconference with representatives of A&O Shearman to discuss, among other things, the Consortium’s diligence requests and their proposal to convert the Company to a Maryland corporation. During the meeting, A&O Shearman also reconveyed the Consortium’s preferred timeline with respect to the Redomiciliation and a Potential Transaction with the Company.
On October 7, 2025, the Board, in an action by unanimous consent, approved and adopted the Supplemental Resolutions.
Also on October 7, 2025, Houlihan Lokey was formally engaged, upon the execution of its engagement letter with the Special Committee. Prior to such engagement, Houlihan Lokey delivered a relationships disclosure memorandum to the Special Committee, dated as of September 30, 2025.
On October 8, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During the meeting, representatives of Houlihan Lokey discussed with the Special Committee certain process matters. A discussion also ensued with respect to the status of Company management’s financial projections for the Company (the “Projections”) and that Company management (including Mr. Wygod) had been in ongoing discussion, in the ordinary course, with a number of third parties, including Party A and another third-party, strategic buyer, referred to as “Party B.” The Special Committee and its advisors discussed the potential for interest by such parties, and other third parties, in making a qualified proposal to acquire the Company. The representatives of Potter Anderson also discussed certain materials being prepared, with the assistance of Duane Morris, regarding a potential conversion of the Company to a non-Delaware corporation and reported on their October 4, 2025, meeting with A&O Shearman. The Special Committee and its advisors discussed the feasibility of the Consortium’s preferred timeline with respect to the Redomiciliation and a Potential Transaction with the Company and directed representatives of Potter Anderson to request from A&O Shearman a proposed detailed timeline in connection with the same.
Following the meeting, at the direction of the Special Committee, a representative of Potter Anderson contacted a representative of A&O Shearman to request their proposed timeline be provided in writing, in response to which, that day, the representative of A&O Shearman provided the requested timeline. Also on October 8, 2025, in response to a diligence request to the Company from Houlihan Lokey on behalf of and at the direction of the Special Committee, Mr. Wygod provided representatives of Potter Anderson with a summary of all correspondence, following public announcement of the Take-Private Offer, with Company stockholders who were not members of the Consortium.
On October 10, 2025, representatives of each of Potter Anderson and Houlihan Lokey met by videoconference, with members of the Consortium (including Mr. Wygod) and representatives of A&O Shearman to discuss the Consortium’s diligence requests and the Consortium’s views on a Potential Transaction with a third party.
On October 22, 2025, the chair of the Special Committee met with members of Company management, including Mr. Wygod, and representatives of each of Potter Anderson and Houlihan Lokey. At such meeting, Company management discussed with the Special Committee the then-current draft of the Projections. At the end of the meeting, in his capacity as a stockholder, Mr. Wygod expressed his desired timeline with respect to a Potential Transaction.
On October 23, 2025, the chair of the Special Committee met with Mr. Wygod to further discuss the Redomiciliation.
On October 24, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During the meeting, the chair of the Special Committee reported on the meeting he had with Mr. Wygod. A discussion ensued regarding the then-current draft of the Projections. Representatives of Houlihan Lokey also reported on recent communications that representatives of Houlihan Lokey had with Party A and its financial advisor. Representatives of Houlihan Lokey noted that Party A had not yet provided Houlihan Lokey with a diligence request list and that it had not communicated specificity around potential financing sources. The Special Committee and representatives of Houlihan Lokey discussed Party A and concerns about the likely ability of Party A to consummate a Potential Transaction and the potential interest of other third parties in a Potential Transaction.

Also at the meeting, the representatives of Potter Anderson again reviewed with the Special Committee the restrictions set forth in Section 203 of the DGCL and the potential impediments such restrictions posed to the viability of the Take-Private Offer and the Company’s ability to use equity to compensate its directors and executive officers who are members of the Consortium. The representatives of Potter Anderson discussed with the Special Committee the benefits and considerations of the Redomiciliation as compared with the Company (i) remaining a Delaware corporation, (ii) converting to a Pennsylvania corporation or (iii) converting to a Texas corporation, including certain key differences between the rights available to stockholders of a Maryland corporation as compared with stockholders of a Delaware corporation. The representatives of Potter Anderson also advised the Special Committee on the benefits and considerations of negotiating the following with the Consortium in connection with the Redomiciliation: (i) that the Consortium will not request that the Special Committee be disbanded and will support the Special Committee remaining in place through completion of the process in connection with a Potential Transaction, with the same composition and mandate, (ii) that the Consortium support a Potential Transaction with a third party at a higher price than the Consortium is willing to match and that the Special Committee determines is superior, and (iii) conditioning the Redomiciliation on a MoM vote (the “Committee Conversion Proposal”). The Special Committee and representatives of Potter Anderson also discussed certain negotiation strategies in connection with the Committee Conversion Proposal. Following discussion with its advisors, the Special Committee directed representatives of Potter Anderson to convey the Committee Conversion Proposal to A&O Shearman as discussed.
Later on October 24, 2025, at the direction of the Special Committee, a representative of Potter Anderson met, in person, with a representative of A&O Shearman and conveyed the Committee Conversion Proposal.
On October 27, 2025, a representative of A&O Shearman and a representative of Potter Anderson had a telephone call, during which discussion A&O Shearman conveyed the Consortium’s counterproposal to the Committee Conversion Proposal, specifically, that the Consortium (i) agreed the Special Committee should remain in place following the Redomiciliation, (ii) would not be willing to support conditioning the Redomiciliation on a MoM vote, and (iii) would be willing to support a higher third-party cash-proposal if the price is sufficiently compelling, taking into account the Consortium’s expenses.
On October 28, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. A discussion ensued regarding the then-current draft of the Projections. The Special Committee and its advisors also reviewed prior discussions between the Company and third parties, and the potential interest of third parties in a Potential Transaction, including, among others, Party A and Party B, and discussed certain process considerations.
On November 2, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey to discuss, among other things, a conversion of the Company to a non-Delaware corporation. During the meeting, representatives of Potter Anderson reviewed for the Special Committee Potter Anderson’s evaluation of a conversion of the Company to a non-Delaware corporation and summarized the principal considerations informing Potter Anderson’s analysis. The representatives of Potter Anderson explained that its evaluation, with input from Duane Morris regarding the corporate laws of each of Maryland, Pennsylvania, and Texas, focused on, among other things: (i) whether the material rights of the Company’s stockholders would remain the same or could be effectively replicated in Maryland, Pennsylvania or Texas; (ii) whether Maryland, Pennsylvania and Texas has the legal infrastructure to support the rights of the Company’s stockholders; and (iii) whether a conversion to Maryland, Pennsylvania or Texas would trigger the application of the state’s anti-takeover statutes. The representatives of Potter Anderson also reported to the Special Committee on the response from the Consortium regarding the Committee Conversion Proposal. The Special Committee and its advisors discussed possible responses to the Consortium’s counterproposal. At the meeting, representatives of Houlihan Lokey also updated the Special Committee on the status of outreach to Party A, including that such representatives had received, from Party A’s financial advisor, Party A’s diligence request list. The Special Committee and its advisors discussed the ability of Party A to consummate a Potential Transaction and the likelihood that Party A would submit an offer. Following the discussion, the Special Committee determined to move forward with the Redomiciliation and to further consider the Consortium response to the Committee Conversion Proposal and revisit its response to the Consortium at a later time. The representatives of Potter Anderson then discussed with the Special Committee the engagement of independent Maryland counsel to advise the Special Committee on Maryland corporate law, following the discussion of which the Special Committee directed representatives of Potter Anderson to schedule interviews with three Maryland firms and authorized the chair of the Special Committee to conduct the interviews. The Special Committee also authorized Potter Anderson to direct Duane Morris to prepare the documentation necessary to effect the Redomiciliation.

On November 4, 2025, the representatives of Potter Anderson and the chair of the Special Committee interviewed representatives of three Maryland firms, including Miles & Stockbridge PC (“Miles & Stockbridge”). During its interview, the representative of Miles & Stockbridge confirmed that Miles & Stockbridge did not have any material relationships that would impair its ability to serve as the Special Committee’s independent legal advisor.
Also on November 4, 2025, representatives of A&O Shearman sent representatives of Potter Anderson an initial draft of the merger agreement. This initial draft proposed, among other things, contemplated (i) a two-step merger structure (i.e., tender offer followed by merger), (ii) a closing net working capital mechanism, (iii) a blended treatment of Company incentive awards, with fully vested, in the money options to be cashed out and unvested or out of the money options to be cancelled for no consideration, and vested restricted stock units and restricted stock awards to be cashed out and unvested restricted stock units and restricted stock awards to be converted into similar equity in the surviving corporation, (iv) a customary non-solicit provision with a fiduciary out for a change in the recommendation of the Board (acting upon the recommendation of the Special Committee) in relation to a superior proposal or an intervening event, (v) a termination fee equal to 1% of the Company’s enterprise value and an uncapped expense reimbursement for the Consortium, and (vi) certain conditions to closing, including a minimum closing net cash condition, closing net working capital condition, financing condition, an appraisal out condition and conditions relating to certain effects on the Company and its business.
On the morning of November 5, 2025, Party A informed Mr. Wygod that it was no longer interested in a Potential Transaction due to an inability to raise financing. Following that discussion, also that morning, Mr. Wygod sent an e-mail to representatives of each of Potter Anderson and Houlihan Lokey conveying the same.
Also on November 5, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. At the meeting, among other things, representatives of each of Potter Anderson and Houlihan Lokey reported on, and discussed with the Special Committee, the e-mail received from Mr. Wygod regarding Party A. Following the discussion, the Special Committee directed representatives of Houlihan Lokey to contact Party A’s financial advisor to confirm Party A’s position. Also at the meeting, following discussion with the representatives of Potter Anderson, the Special Committee determined to engage Miles & Stockbridge as its independent Maryland legal counsel because of Miles & Stockbridge’s experience advising board of directors of public companies on matters of Maryland law and in connection with similar transactions and its independence. Miles & Stockbridge was formally engaged on November 6, 2025. The Special Committee and its advisors also discussed the status of the documentation being prepared in connection with the Redomiciliation. Representatives of Potter Anderson discussed with the Special Committee possible responses to the Consortium. Following this discussion, the Special Committee determined that if a request were made by the Consortium for expense reimbursement in connection with the Consortium’s agreement to support a higher offer, if such offer were made at a sufficiently compelling price, such request would be rejected. The Special Committee directed representatives of Potter Anderson to convey the foregoing to A&O Shearman.
On November 6, 2025, a representative of Potter Anderson conveyed the Special Committee’s position that it would reject the Consortium’s request, if made, to potentially have its expenses reimbursed in connection with the Consortium’s support of a higher offer to A&O Shearman by telephone. During the call, members of A&O Shearman noted that the Consortium had not made a determination as to whether to request expense reimbursement and thus no need to respond to the Special Committee’s statement. Members of A&O Shearman also expressed continued concerns about the timing of the Special Committee’s process and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer. Also on November 6, 2025, at the direction of the Special Committee, representatives of Houlihan Lokey contacted representatives of Party A’s financial advisor, which representatives confirmed that Party A would not be submitting an offer related to a Potential Transaction.
On November 11, 2025, the representatives of Potter Anderson and A&O Shearman met in person. During the meeting, the representatives of Potter Anderson and A&O Shearman further discussed a tentative timeline for the Redomiciliation.
On November 12, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge in attendance for the entirety of the meeting and members of Company management (excluding Mr. Wygod) and a representative of Duane Morris in attendance for a portion of the meeting. During the meeting, a member of Company management reviewed and discussed with the Special Committee an updated draft of the Projections. Following the departure of the members of Company management and the representative of Duane Morris from the meeting, further discussion ensued regarding the updated draft of the

Projections. Following this discussion, the Special Committee approved the Projections, subject to full Board approval of the Projections. The Special Committee and its advisors also discussed the status of potential third-party interest in a Potential Transaction and next steps in connection therewith, including potential outreach to Party B.
Later that day, the Board held its quarterly meeting by videoconference with representatives of Company management and Duane Morris. During the meeting, the chair of the Special Committee reported on the Special Committee’s process to date, including with respect to its consideration of the Redomiciliation and its review of the Projections. The representative of Duane Morris reviewed with the Board the rationale for the Redomiciliation. Discussion on these topics ensued, following which, the Board approved the Projections.
On November 13, 2025, the representatives of Potter Anderson and A&O Shearman met via videoconference, during which meeting the representatives of A&O Shearman inquired as to timing of the Redomiciliation, and expressed the Consortium’s concerns regarding the same.
On November 14, 2025, the representatives of Potter Anderson, Miles & Stockbridge and A&O Shearman met by teleconference to further discuss the timing of the Redomiciliation and the consideration of the Take-Private Offer and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer.
Also on November 14, 2025, a representative of Potter Anderson sent the representatives of A&O Shearman drafts of the Company’s proposed plan of conversion (the “Plan of Conversion”), Maryland articles of incorporation (the “Articles of Incorporation”), and Maryland bylaws (the “Bylaws” and, together with the Plan of Conversion and the Articles of Incorporation, the “Conversion Documents”). Between November 14, 2025 and November 20, 2025, Potter Anderson, Miles & Stockbridge and Duane Morris, on the one hand, and A&O Shearman and Venable LLP, Maryland counsel to the Consortium, on the other hand, exchanged drafts of the Conversion Documents.
On November 17, 2025, at the Special Committee’s direction, representatives of Houlihan Lokey met by videoconference with representatives of Party B.
On November 18, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. At the meeting, representatives of Houlihan Lokey provided an update on discussions with Party B as well as other process matters.
Also on November 18, 2025, the representative of Potter Anderson, Miles & Stockbridge, Duane Morris, A&O Shearman and Venable LLP met by videoconference to discuss the Conversion Documents as well as the timeline for the Redomiciliation.
On November 19, 2025, at the Special Committee’s direction, representatives of Houlihan Lokey sent representatives of Party B draft non-disclosure agreements (the “Party B NDAs”). Party B entered into the Party B NDAs, dated as of November 21, 2025 and November 24, 2025, which provided for, among other things, a customary two (2)-year standstill that prevented Party B from, among other things, acquiring, offering or seeking to acquire, agreeing to acquire or making a proposal to acquire Company securities, and from seeking to elect, place or remove a director on or from the Board (and, in each case, from making public announcements or entering into agreements with respect to the foregoing).
On November 20, 2025, the representatives of Potter Anderson and A&O Shearman met by videoconference to discuss certain additional documentation that would need to be completed if the Redomiciliation were approved by the Board, the timeline for the Redomiciliation and certain concerns related to the timing of the Redomiciliation and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer.
On November 21, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Miles & Stockbridge and Houlihan Lokey. During the meeting, the representatives of Potter Anderson and Miles & Stockbridge reviewed the Conversion Documents and discussed with the Special Committee the rationale for the Redomiciliation. The representatives of Potter Anderson provided an overview of the Special Committee’s fiduciary duties in connection with the Redomiciliation. Following the discussion, the Special Committee unanimously (i) determined that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and (ii) recommended that the Board (A) determine that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (B) approve and declares advisable the Plan of Conversion (including the

Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, and (C) subject to Board approval, (I) direct that the Redomiciliation Resolutions be submitted for adoption by the stockholders of the Company and (II) resolve to recommend that the stockholders of the Company adopt the Redomiciliation Resolutions. In addition, the Special Committee and its advisors discussed the status of potential third-party interest in a Potential Transaction.
Also on November 21, 2025, following the Special Committee’s meeting, the Board held a special meeting by videoconference with members of Company management and representatives of Duane Morris. The Special Committee discussed the Redomiciliation and recommended that the Board, among other things, approve the Plan of Conversion and the Redomiciliation. Following the discussion, the Board, with Messrs. Wygod, Dublin and Kassam-Adams abstaining, (i) determined that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) approved and declared advisable the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, and (iii) directed that the Board Resolutions be submitted for adoption by the stockholders of the Company, and (iv) resolved to recommend that the stockholders of the Company adopt the Redomiciliation Resolutions.
On November 25, 2025, members of Company management (including Mr. Wygod) and representatives of Party B held a meeting by videoconference to discuss the Company’s business and operations. Representatives of Houlihan Lokey also joined this call. On that same day, at the direction of the Special Committee, Party B received access to the Company’s data room. On November 26, 2025, representatives of Houlihan Lokey and Party B discussed Party B’s and the Company’s next steps following such diligence call.
On December 1, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the representatives of Houlihan Lokey updated the Special Committee on discussions with Party B.
Between December 1, 2025 and December 14, 2025 Party B and certain of its potential financing sources conducted diligence related to the Company and held multiple related calls with members of Company management (including Mr. Wygod), with representatives of Houlihan Lokey present during each call.
On December 4, 2025, in connection with the Redomiciliation, the Company filed a preliminary proxy statement on Schedule 14A with the SEC, which proxy statement became definitive on December 15, 2025.
On December 15, 2025, representatives of Party B communicated to representatives of Houlihan Lokey that Party B would not be submitting an indication of interest in a Potential Transaction, citing concerns around the customer revenue and renewal profile.
On December 18, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. At the outset of the meeting, the Special Committee and representatives of Houlihan Lokey discussed a potential inbound indication of interest received from an affiliate of Party C, which had been communicated to the chair of the Special Committee by Mr. Wygod. A discussion ensued with respect to certain concerns regarding the credibility of Party C as a potential buyer of the Company, including the reasons therefor. Following discussion, the Special Committee determined not to further explore Party C’s potential interest in a Potential Transaction at that time, due to, among other things, Party C’s lack of credibility as a potential buyer, including given the Company’s operating profile. Representatives of Houlihan Lokey then reviewed with the Special Committee (i) updates regarding outreach to potential third parties, including that Party B had declined to submit a proposal and had explained that the Company’s customer retention profile did not align with Party B’s expectations and (ii) Houlihan Lokey’s preliminary financial analysis of the Company. The Special Committee and its advisors discussed paths forward and strategy, and, following discussion, the Special Committee determined to have the chair of the Special Committee relay to the Consortium a counteroffer of $2.50 per share (the “December 18 Counteroffer”), and message that, in making this offer, the Special Committee had intended to avoid further negotiations as well as the importance of the Consortium having financing fully backstopped at signing.
Later that day, at the direction of the Special Committee, the chair of the Special Committee spoke with Mr. Wygod via telephone and conveyed the December 18 Counteroffer. During this discussion, Mr. Wygod noted concerns with the December 18 Counteroffer and around the transaction expenses in connection therewith.

On December 23, 2025, the representatives of Potter Anderson and A&O Shearman met by teleconference to discuss the draft merger agreement and related process matters. During this discussion, a representative of A&O Shearman relayed the Consortium’s view that it needed to consider the merger agreement and the price holistically and therefore did not intend to negotiate further on price until it had received the Special Committee’s markup of the draft merger agreement.
On December 31, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the representatives of Potter Anderson reported on their discussion with representatives of A&O Shearman. The chair of the Special Committee also reported on his conversation with Mr. Wygod. The Special Committee and its advisors discussed the status of the draft merger agreement and the circumstances under which it could be delivered to the Consortium without conveying agreement on price. The Special Committee and its advisors also discussed the Consortium’s feedback regarding transaction expenses. Following the discussion, the Special Committee authorized its advisors to provide the Consortium with additional context for the December 18 Counteroffer on the Special Committee’s behalf. The Special Committee and its advisors then discussed the draft merger agreement, including that it contained certain off-market provisions, such as a closing working capital mechanism. The Special Committee also directed representatives of Houlihan Lokey to engage in additional discussions with Mr. Wygod the following week regarding certain process matters.
On January 6, 2026, representatives of Houlihan Lokey and Mr. Wygod met by videoconference to discuss the status of the Consortium’s proposed draft merger agreement, including the proposed working capital mechanism, and related process considerations. During this discussion, Mr. Wygod expressed concern with the $2.50 per share price set forth in the December 18 Counteroffer, noted that the Consortium was holding at its $2.10 per share price set forth in the Take-Private Offer until the Consortium had an opportunity to review the Special Committee’s revised draft of the merger agreement, and reiterated the Consortium’s concern with transaction expenses.
On January 8, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the Special Committee and its advisors discussed the status of negotiations with the Consortium and related process considerations. Representatives of Houlihan Lokey reported on their discussion with Mr. Wygod, including that the Consortium was holding its position at $2.10 per share and explaining that the Consortium requested the opportunity to review a revised draft merger agreement or consolidated issues list before considering a response to the December 18 Counteroffer. Representatives of Houlihan Lokey also relayed the concerns the Consortium raised with respect to transaction expenses. Following discussion, the Special Committee confirmed its position that the issue of transaction price was completely distinct and separate from the concerns the Consortium raised over transaction expenses, and that it would be inappropriate to commingle the concepts. The Special Committee also directed representatives of Houlihan Lokey to relay that message to the Consortium (which message was subsequently conveyed by representatives of Houlihan Lokey to Mr. Wygod). A representative of Miles & Stockbridge also reviewed with the Special Committee the key features and terms of the proposed markup of the draft merger agreement, including (i) transaction structure, (ii) treatment of Company incentive awards, (iii) representations and warranties, (iv) non-solicitation terms and exceptions and other covenants, (v) the termination fee and expense reimbursement, and (vi) conditions to the offer and to closing. Following the discussion, the Special Committee directed the legal advisors to share the markup of the merger agreement with A&O Shearman.
Also on January 8, 2026, at a special meeting of the Company’s stockholders, the Company’s stockholders approved the Redomiciliation. The Redomiciliation became effective the next day, January 9, 2026, at 12:01 a.m., Eastern Time.
Upon the effectiveness of the Redomiciliation, the Company became subject to the MGCL rather than the DGCL, and accordingly, the restrictions imposed by Section 203 of the DGCL were no longer applicable to the Consortium or the Take-Private Offer. The MGCL business combination statute (Subtitle 6 of Title 3 of the MGCL) became the governing framework, and the Board opted out of its applicability in the Company’s Articles of Incorporation.
On January 9, 2026, a representative of Miles & Stockbridge shared the Special Committee’s markup of the draft merger agreement with A&O Shearman. Among other things, the Special Committee’s markup of the draft merger agreement (i) removed the closing working capital and minimum net cash condition to closing that had been included in the initial draft of the merger agreement, (ii) strengthened representations and covenants regarding the Consortium’s financing, (iii) capped the Consortium’s expense reimbursement at 2% of the Company’s enterprise value, and (iv) removed other conditions to closing, including the appraisal out condition.
On January 15, 2026, representatives of Houlihan Lokey and the chair of the Special Committee participated in a conversation with Mr. Wygod. During this discussion, Mr. Wygod provided feedback on the Special Committee’s markup of the draft merger agreement and suggested that the Consortium was potentially prepared to show some movement from its initial offer of $2.10 per share. Mr. Wygod also provided additional feedback regarding financing, including that the Consortium would be funding the Take-Private Offer, solely with equity financing in addition to cash on the Company’s balance sheet.
On January 16, 2026, the representatives of Potter Anderson and A&O Shearman met by teleconference to discuss the draft merger agreement and related process matters. The participants discussed certain matters relating to the Consortium’s closing working capital mechanism, the financing, and the structure of the termination fee and expense reimbursement in the draft merger agreement. During this discussion, the parties discussed the timing for negotiating the merger agreement as well as the transaction consideration, with the representatives of A&O Shearman indicating that the Consortium did not anticipate engaging with the Special Committee on price until the draft merger agreement was fully negotiated and the representatives of Potter Anderson conveying that the Special Committee had expected a response on price after providing its markup of the merger agreement, which had been provided to the Consortium.
Later on January 16, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the chair of the Special Committee and representatives of Houlihan Lokey reported on their recent conversation with Mr. Wygod, and representatives of Potter Anderson reported on their recent discussion with representatives of A&O Shearman. The Special Committee and its advisors discussed messaging from the Consortium and A&O Shearman, as well as timing and next steps. Following discussion, the Special Committee directed representatives of Potter Anderson to convey to A&O Shearman that the Special Committee would not be negotiating any further on the terms of the merger agreement until there was alignment on price. The Special Committee also directed representatives of Houlihan Lokey to deliver a similar message to Mr. Wygod.
Later that same day, representatives of Potter Anderson, Miles & Stockbridge and A&O Shearman met by teleconference. During the call, representatives of Potter Anderson informed A&O Shearman regarding the Special Committee’s views on the negotiation of price and the merger agreement going forward.
Later that evening, representatives of A&O Shearman sent a revised draft of the merger agreement to representatives of Potter Anderson and Miles & Stockbridge. Among other things, the revised draft of the merger agreement (i) reinserted a revised version of the closing net working capital and minimum net cash condition to closing that had been included in the initial draft of the merger agreement, (ii) added a Company representation as to transaction expenses and imposed a cap on transaction expenses that was tied to a condition to the closing of the Offer, (iii) expanded the situations in which the Company termination fee and Parent expense reimbursement would become payable upon termination of the merger agreement, and (iv) reinserted an appraisal out condition to the closing of the Offer.
On January 17, 2026, representatives of Houlihan Lokey, at the Special Committee’s direction, met with representatives of the Consortium (including Mr. Wygod) by videoconference to discuss the status of negotiations (including related to the merger agreement) and process considerations. Representatives of Houlihan Lokey delivered the message discussed at the January 16, 2026 Special Committee meeting. Following this discussion, Mr. Wygod communicated to representatives of Houlihan Lokey that the Consortium would endeavor to convey a counteroffer the following week.
On January 20, 2026, representatives of Houlihan Lokey met with the Consortium (including Mr. Wygod) via videoconference. During the meeting, Mr. Wygod conveyed that the Consortium would be prepared to consider a transaction with the Company at $2.15 per share (the “January 20 Proposal”).
Later on January 20, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. At the meeting, representatives of Houlihan Lokey provided an update on discussions with Mr. Wygod, including reporting on the January 20 Proposal as well as other process matters. A discussion ensued regarding market dynamics and business updates since the time Houlihan Lokey reviewed with the Special Committee Houlihan Lokey’s preliminary financial analysis on December 18, 2025. The Special Committee and its advisors also discussed the possibility of maintaining the status quo and the potential execution risks if the Company were to remain a standalone enterprise. Following discussion, the Special Committee authorized representatives of Houlihan Lokey to communicate to the Consortium that the Special Committee was continuing deliberations and would provide a further response following additional consideration, which message was subsequently communicated in writing to Mr. Wygod by representatives of Houlihan Lokey.
On January 22, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the Special Committee discussed its views on process and next steps, including the Special Committee’s ability to say “no” if it did not believe it was appropriate to recommend a transaction based on the price offered by the Consortium. Following discussion, including consideration of the execution risks faced by the Company and market dynamics, the Special Committee authorized representatives of Houlihan Lokey to negotiate a price with the Consortium within the range of $2.20 to $2.30 per share.
Later that day, at the direction of the Special Committee, representatives of Houlihan Lokey participated in a telephone call with Mr. Wygod, indicating that the Special Committee would be prepared to recommend a transaction based on a price of $2.30 per share. Mr. Wygod noted that while he did not believe the Consortium was likely to be willing to support a higher price than the $2.15 per share that had previously been conveyed, he would raise the topic on a call with other members of the Consortium and relay their position thereafter.
On January 25, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and at the Special Committee’s direction, participated in a telephone call with the Consortium (including Mr. Wygod), during which call Mr. Wygod conveyed that the Consortium would be prepared to consider a transaction with the Company at $2.17 per share (the “January 25 Proposal”), but that $2.17 per share was as high as the Consortium was willing to go. Later that day, representatives of Houlihan Lokey conveyed the January 25 Proposal to the Special Committee.
On January 28, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, representatives of Houlihan Lokey reported on their discussion with the Consortium (including Mr. Wygod). The Special Committee and its advisors reviewed the January 25 Proposal and possible responses thereto. Following such discussions, the Special Committee authorized representatives of Houlihan Lokey to negotiate with the Consortium with a view to raise the price to $2.20 per share or higher. A representative of Miles & Stockbridge also provided the Special Committee with an update on the draft merger agreement. The Special Committee noted the importance of alignment on price prior to the Special Committee’s markup of the draft merger agreement being shared with the Consortium and directed that the Special Committee’s markup of the draft merger agreement not be shared at this time.
On January 30, 2026, at the direction of the Special Committee, representatives of Houlihan Lokey met with Mr. Wygod by videoconference, during which meeting, representatives of Houlihan Lokey communicated that the Special Committee would be prepared to recommend a transaction based on a price of $2.25 per share and noted the importance to the Special Committee of the Consortium improving its price. In response, at this meeting, Mr. Wygod indicated that he would discuss the Committee’s message with the Consortium and be back in touch.
On February 6, 2026, representatives of Houlihan Lokey and Mr. Wygod met by videoconference, at Mr. Wygod’s request and at the Special Committee’s direction, during which Mr. Wygod conveyed that the Consortium continued to evaluate next steps against the backdrop of evolving commercial and market developments. Specifically, he discussed the status of one of the Company’s existing commercial contracts and payments made thereunder, and explained that Mr. Wygod was hoping for additional visibility regarding this contract and the status of payments thereunder before the Consortium could report back to the Special Committee on its position going forward. He also referenced recent market volatility in the sector. During this discussion, Mr. Wygod explained that the Consortium was still considering the transaction with the Company at $2.17 but was not certain at this stage whether it could consider a higher price.
On February 11, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. Representatives of Houlihan Lokey reported on their February 6, 2026 conversation with Mr. Wygod. Representatives of Houlihan Lokey also reviewed with the Special Committee Houlihan Lokey’s prior preliminary financial analysis of the Company. A discussion ensued with respect to evolving market conditions in the Company’s industry and the increased execution risk for the Company. The Special Committee and its advisors discussed strategy and next steps.
On February 17, 2026, at the Special Committee’s direction, representatives of Houlihan Lokey met by videoconference with Mr. Wygod. During the discussion, Mr. Wygod conveyed that the Consortium was seeking further clarity regarding resolution of negotiations with respect to one of the Company’s existing commercial contracts before making a determination of the Consortium’s position on price, also noting continued market volatility in the Company’s sector.
On February 27, 2026, at Mr. Wygod’s request and at the Special Committee’s direction, representatives of Houlihan Lokey met with Mr. Wygod via teleconference. Mr. Wygod indicated that negotiations with respect to one of the Company’s existing commercial contracts was approaching resolution, with the Consortium likely to communicate its position on price once such resolution was closer to final.

On March 6, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and the Special Committee’s direction, met with Mr. Wygod by videoconference. During this discussion, Mr. Wygod discussed the status of the commercial contract previously discussed and payments made thereunder and further conveyed that if the anticipated settlement regarding such commercial contract was reached, the Consortium would affirm an offer of $2.17 per share. Mr. Wygod explained that the Consortium did not believe it was in a position to increase the price of its offer due to the anticipated resolution of negotiations over the commercial contract and related financial impact and continued market volatility in the Company’s sector.
On March 9, 2026, the Special Committee directed Houlihan Lokey to confirm the Special Committee’s interest in moving forward with the Take-Private Offer at a price of $2.17 per share, which message was delivered to Mr. Wygod by representatives of Houlihan Lokey.
On March 11, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. It was noted that, since the Special Committee’s February 11, 2026 meeting, the Special Committee had received multiple updates from its advisors in connection with the Special Committee’s process, including regarding Houlihan Lokey’s discussions with Mr. Wygod, and had provided direction to the Special Committee’s advisors in connection with the same. During this meeting representatives of Houlihan Lokey reported on their recent conversations with Mr. Wygod, explaining that Mr. Wygod had indicated that $2.17 per share represented the highest price the Consortium would offer. Representatives of Houlihan Lokey also reviewed with the Special Committee Houlihan Lokey’s preliminary financial analysis of the Company. A discussion also ensued regarding recent market developments and the broader downturn in the market, including in the Company’s sector. The Special Committee and its advisors also discussed potential next steps pending agreement on price. Following a review of the current draft of the merger agreement with representatives of Potter Anderson and Miles & Stockbridge, the Special Committee authorized its advisors to deliver the Special Committee’s revised draft of the merger agreement to representatives of A&O Shearman and authorized Company management to have discussions with the Consortium regarding post-closing employment and compensation, in each case, following confirmation of an alignment on price.
On March 23, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and the Special Committee’s direction, met with Mr. Wygod by teleconference. During this discussion, Mr. Wygod affirmed the Consortium’s offer price of $2.17 per share in light of the status of the negotiations over the Company’s existing commercial contract. Mr. Wygod also reported that, during ordinary course business discussions with a third-party strategic counterparty, such party had inquired into the process in connection with the Take-Private Offer, in response to which Mr. Wygod had directed such party to contact representatives of Houlihan Lokey should such party have interest in a potential transaction. As of the date of this Offer to Purchase, representatives of Houlihan Lokey have received no such outreach from such party. Acting upon the Special Committee’s prior authorization regarding price, representatives of Houlihan Lokey communicated to Mr. Wygod that the Special Committee was willing to move forward with the Take-Private Offer at a price per share of $2.17.
On March 24, 2026, a representative of Miles & Stockbridge shared the Special Committee’s markup of the draft merger agreement with representatives of A&O Shearman. Among other things, the Special Committee’s markup of the draft merger agreement (i) removed the minimum net cash condition to closing, (ii) increased the threshold for the appraisal out condition to the Offer, and (iii) limited the circumstances in which Parent could terminate the merger agreement and receive the Company termination fee and Parent expense reimbursement. Also on March 24, 2026, a representative of Duane Morris shared a draft of the Company disclosure schedules with representatives of A&O Shearman.
On March 25, 2026, representatives of Potter Anderson, Miles & Stockbridge, Duane Morris and A&O Shearman met by videoconference. During this meeting, the participants discussed the status of the process in connection with the Take-Private Offer and the related transaction documents. The participants also discussed open items in the draft merger agreement, including provisions relating to net cash and working capital, transaction expenses, the termination fee, and conditions to the Offer, including the appropriate threshold for the appraisal out condition.
From March 25, 2026 to April 2, 2026, representatives of A&O Shearman, Duane Morris, Potter Anderson and Miles & Stockbridge engaged in discussions and negotiations regarding the proposed transaction and related transaction documents and exchanged drafts of such transaction documents, including the merger agreement, the Company disclosure schedules, the commitment letter and the amendment to the Consortium Agreement.
On April 1, 2026, Houlihan Lokey delivered an updated relationships disclosure memorandum to the Special Committee.

On April 1, 2026, representatives of each of Potter Anderson, Miles & Stockbridge and Houlihan Lokey met with the chair of the Special Committee by videoconference. During this meeting, representatives of Potter Anderson and Miles & Stockbridge reviewed the status of the draft merger agreement, commitment letter and amendment to the Consortium Agreement and the open items remaining in connection therewith and discussed related process and timing considerations.
On April 2, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. A representative of Potter Anderson reviewed the Special Committee’s process to date. A representative of Miles & Stockbridge then reviewed with the Special Committee its mandate and the key terms of the proposed transaction and related transaction documents, including the Merger Agreement, the Commitment Letter and the amendment to the Consortium Agreement. The representative of Miles & Stockbridge also reviewed with the Special Committee its standard of conduct under Maryland law in connection with the proposed transaction. At the request of the Special Committee, representatives of Houlihan Lokey then reviewed and discussed with the Special Committee Houlihan Lokey’s financial analyses. Thereafter, at the request of the Special Committee, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether, as of such date, the Offer Price to be received by the holders of Shares (other than holders of (i) the Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (ii) the Shares held by any direct or indirect wholly owned subsidiary of the Company and (iii) the Dissenting Shares (as defined in the Merger Agreement)) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Following further discussion, the Special Committee unanimously (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, the Company and its stockholders other than the members of the Consortium; (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of the Company and its stockholders; (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.
Also on April 2, 2026, following the Special Committee’s meeting, the Board held a special meeting by videoconference with representatives of each of Duane Morris, Potter Anderson, Miles & Stockbridge and members of Company management. At the special meeting, the Special Committee presented their findings and summarized the process that it undertook to date. The Special Committee then recommended that the Board recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement. The Board then discussed the Special Committee’s process and asked questions to the Special Committee and representatives of Miles & Stockbridge. A representative of Duane Morris reviewed the Board’s standard of conduct under Maryland law in connection with the proposed transaction and discussed the key terms of the proposed transaction and related transaction documents, including the Merger Agreement. Following further discussion, the Board unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and it is in the best interests of, the Company and its stockholders, (ii) determined that the terms of the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger , and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.
Later that evening, the parties executed the Merger Agreement. Concurrently therewith, the Commitment Letter and the amendment to the Consortium Agreement were entered into.
The morning of April 3, 2026, the Company issued a press release announcing entry into the merger agreement.
2. Purpose of the Offer; Going Private Transactions; Plans for Forian
Purpose of the Offer
The purpose of the Offer is for Parent, through Merger Sub, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, Forian. The Offer is intended to facilitate the acquisition of all outstanding Shares of the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer (other than the Dissenting Shares), making Forian privately held and wholly owned by Parent. If the Offer is consummated, Merger Sub intends to complete the Merger as soon as practicable thereafter.
The Special Committee has unanimously: (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those certain current stockholders of Forian that will, prior to the closing of the Merger, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement.
The Board acting upon the unanimous recommendation of the Special Committee, has unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (ii) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
If the Offer is consummated, Merger Sub will not seek the approval of Forian’s remaining stockholders before effecting the Merger. Section 3-106.1 of the MGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of such corporation. Accordingly, if Merger Sub consummates the Offer, it is required pursuant to the Merger Agreement to complete the Merger without a vote of Forian’s stockholders in accordance with Section 3-106.1 of the MGCL.
Going Private Transactions
The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. The Offer and the Merger (together, the “Transactions”) collectively constitute a Rule 13e-3 transaction for which the Schedule TO filed with the SEC also serves as the Schedule 13E-3 Transaction Statement. Under the SEC rules governing “going private” transaction, each of the Buyer Parties may be deemed to be an affiliate of Forian. The Buyer Parties have interests in the Transactions that are different from, and/or in addition to, the interests of the unaffiliated security holders of Forian.
Plans for Forian
If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s charter as in effect immediately prior to the Effective Time will be amended and restated in its entirety substantially in the manner set forth in Exhibit B to the Merger Agreement. The Company’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. The Company’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed. After completion of the Offer and the Merger, Merger Sub will have been merged with and into Forian, with Forian surviving the Merger as a wholly owned subsidiary of Parent.
Except as otherwise provided herein, Parent currently anticipates that, initially following the Merger, Forian’s operations and business will be conducted substantially as they are currently being conducted (except that Forian will cease to be a public company and will instead be a wholly owned subsidiary of Parent). Following completion of the Merger, Parent will continue to assess what additional changes, if any, would be desirable as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the development of the Company’s potential.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business, (v) any change to the board of directors or management of the Company, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
3. Reasons for the Offer
The Offer constitutes a Rule 13e-3 transaction for which a Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement have been filed with the SEC. Under the rules governing “going private” transactions in Rule 13e-3 under the Exchange Act, the Buyer Parties are required to express their reasons for the Offer to Forian’s stockholders. The Buyer Parties are making this statement solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.
For the Buyer Parties, the primary purpose for the Offer is to benefit from any future earnings and growth of Forian after the merger of Merger Sub with and into Forian, making Forian privately held and wholly owned by Parent. The Buyer Parties believe that structuring the transaction in this manner is preferable to other transaction structures because it (i) enables Parent to acquire all of the outstanding shares of Common Stock at the same time, and (ii) represents an opportunity for the Company Stockholders to receive $2.17 in cash per Share, without interest thereon and less any applicable withholding taxes. The Offer will also allow each of the Company Stockholders to immediately realize in cash the value of a portion of their respective equity interests in Forian. In the course of considering the going-private transaction, except as reflected in the Merger Agreement and the transactions contemplated thereby, the Buyer Parties did not give significant consideration to any other alternative transaction structures or other alternative means to accomplish the foregoing purposes because the Buyer Parties believed the Offer was the most direct and effective way to accomplish these objectives.
The Buyer Parties determined to undertake the Offer at this time because the Buyer Parties believe that, as a private company, Forian will be able to improve its ability to execute initiatives that over time will create additional enterprise value for Forian. The Buyer Parties believe that this, along with Forian’s existing business and potential future opportunities, will allow the Buyer Parties’ investment in Forian to achieve returns consistent with its investment objectives, which are in some cases more difficult for businesses to achieve as a public company due to the investment community’s focus on short-term, often quarterly, financial results. Further, absent the reporting and associated costs and burdens placed on public companies, the Buyer Parties believe that Forian’s management and employees will be able to execute more effectively on future strategic plans.
4. Certain Effects of the Offer
Because the Merger will be governed by Section 3-106.1 of the MGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Merger Sub and Forian will consummate the Merger as promptly as practicable pursuant to Section 3-106.1. Immediately following the Merger, all of the outstanding shares of Common Stock will be held by Parent.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as promptly as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
The Shares are listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), the Common Stock will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as promptly as practicable (and in any event no more than ten (10) days) after the consummation of the Merger as the requirements for termination of the listing are satisfied.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Forian to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Parent intends to seek to cause Forian to apply for termination of registration of Shares as soon as possible after consummation of the Transactions if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Forian to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Forian, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Forian and persons holding “restricted securities” of Forian to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent intends to cause the termination of the registration of the Shares under the Exchange Act as soon as possible after completion of the Merger as the requirements for termination of registration will be satisfied at such time.
If all other conditions to closing of the Merger are satisfied or waived, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the MGCL, at the Effective Time, (1) Merger Sub will merge with and into Forian, (2) the separate existence of Merger Sub will cease, and (3) Forian will continue as the Surviving Corporation in the Merger and a wholly owned subsidiary of Parent. As a result of the Merger, Forian will cease to be a publicly traded company, Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act and Forian will no longer file periodic reports with the SEC. If the Merger is completed, you will not own any shares of capital stock of the Surviving Corporation.
The Effective Time will occur upon the filing of Articles of Merger with the State Department of Assessments and Taxation of Maryland (the “SDAT”) (or at a later time as Forian, Parent and Merger Sub may agree and specify in such Articles of Merger (not to exceed 30 days from their acceptance for record).
Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time:
•
any book-entry shares that represented Shares immediately prior to the Offer Acceptance Time (except for Owned Company Shares and Dissenting Shares) will have already automatically been canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any applicable withholding taxes;

•	the Owned Company Shares will be cancelled for no consideration;
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each outstanding option to purchase Shares outstanding (each, a “Forian Option”) under Forian’s 2020 Equity Incentive Plan, as amended, the Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan, as amended, and the Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan, as amended, as applicable (each a “Forian Stock Plan”) that is vested by its terms as of the Effective Time will be cancelled and converted into the In the Money Option Consideration. This amount (less any required withholding and other taxes) will be paid to the applicable holder no later than the second regularly scheduled payroll date following the Closing Date;

•
any outstanding Forian Option which is either unvested or which has a per share exercise price that is equal to or more than the Offer Price that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor;

•
each vested Forian RSU that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such Forian RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “RSU Consideration”). Each unvested Forian RSU or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such Forian RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Unvested RSU Consideration”), which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Forian RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Forian RSU Award immediately prior to the Effective Time;

•
each vested award of restricted Shares outstanding under any of the company stock plans including Forian’s 2020 Equity Incentive Plan, as amended, the Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan, as amended, and the Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan, as amended (the “Forian Stock Plans”) that is, at the time of determination, subject to time-based vesting, forfeiture or repurchase by Forian (“Forian Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested under such Forian Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Restricted Stock Consideration”). Each unvested Forian Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an award of restricted shares, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation; and

•	the amounts related to In the Money Option Consideration, RSU Consideration and Restricted Stock Consideration will be paid in accordance with Section 2.8(e) of the Merger Agreement.
At or prior to the closing of the Offer, a sufficient amount of cash will be deposited with a designated Paying Agent selected by the Parent to pay the aggregate Offer Price. Once a stockholder has provided the Paying Agent with (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held of record by DTC or other clearing corporation, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal, then the Paying Agent will pay the stockholder the appropriate portion of the aggregate Offer Price. For more information, see the section of this Offer to Purchase captioned “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”
Following the Merger, all of the equity interests in the Surviving Corporation will be owned by Parent. If the Merger is completed, Parent will be the sole beneficiary of Forian’s future earnings and growth, if any, and will be entitled to vote on corporate matters affecting Forian following the Merger. Similarly, Parent will also bear the risks of ongoing operations, including the risks of any decrease in Forian’s value after the Merger.
Benefits of the Offer for the Unaffiliated Security Holders
The primary benefit of the Offer to the “unaffiliated security holders,” as defined in Rule 13e-3 of the Exchange Act, will be their right to receive the Offer Price for each Share held by such stockholders as described above and tendered and not validly withdrawn in the Offer. The Offer Price represents (1) a premium of approximately 23% to the closing price of Common Stock on August 22, 2025 of $1.77 per share, the date on which Parent submitted its initial indication of interest and (2) a premium of approximately 3.33% over the closing price of Common Stock of $2.10 on April 2, 2026 (the last trading day prior to public announcement of the Merger Agreement). Additionally, such stockholders will avoid the risk after the Merger of any possible decrease in Forian’s future earnings, growth or value.
Detriments of the Offer to the Unaffiliated Security Holders
The primary detriment of the Offer to the “unaffiliated security holders,” as defined in Rule 13e-3 of the Exchange Act, is the lack of an interest of such stockholders in the potential future earnings, growth, or value realized by Forian after the Merger, including as a result of any sale of Forian or its assets to a third party in the future. Additionally, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes to U.S. Holders (as defined in the section entitled “The Tender Offer—Section 5—Material U.S. Federal Income Tax Considerations of the Offer and Merger”) who surrender their Shares in the Offer.
Certain Effects on Forian if the Offer is Not Completed
If the Offer is not completed due to the failure to achieve the Minimum Condition, or if the Offer is not completed for any other reason, Forian’s stockholders will not receive any payment for their Shares in connection with the Offer. Instead, (1) Forian will remain an independent public company, (2) the Common Stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act, and (3) Forian will continue to file periodic reports with the SEC. In addition, if the Merger is not completed, Forian has informed us that Forian expects that: (x) Forian management will continue to operate the business as it is currently being operated, and (y) Forian’s stockholders will continue to be subject to the same risks and opportunities to which they are currently subject, including risks related to the highly competitive industry in which Forian operates and adverse economic conditions.

Furthermore, if the Offer is not completed, and depending on the circumstances that cause the Merger not to be completed, the price of Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of Shares would return to the price at which Shares trade as of the date of this Offer to Purchase. Accordingly, there can be no assurance as to the effect of the Offer not being completed on the future value of your Shares. If the Offer is not completed, the Board will continue to evaluate and review, among other things, Forian’s business, operations, strategic direction and capitalization, and will make whatever changes it deems appropriate. If the Offer is not completed for any other reason, Forian’s business, prospects or results of operation may be adversely impacted.
In addition, in specified circumstances in which the Merger Agreement is terminated, Forian has agreed to pay Parent a termination fee of $1,500,000, and reimbursement of Parent’s expenses up to $1,250,000, as more fully described in “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Company Termination Fee.”
5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger
Under a possible interpretation of the SEC rules governing “going-private” transactions, each Buyer Party may be deemed to be an affiliate of Forian, and therefore required to express its belief as to the fairness of the proposed Merger to Forian’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. The Merger is a Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement has been filed with the SEC. The Buyer Parties are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act. However, the view of the Buyer Parties as to the fairness of the Merger is not intended to be, and should not be construed as, a recommendation to any Forian stockholder as to whether that stockholder should tender their Shares in the Offer. The Buyer Parties have interests in the Merger that are different from, and/or in addition to, the unaffiliated security holders of Forian.
The Buyer Parties believe that the interests of the unaffiliated security holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Parties did not participate in the discussions or deliberations of the Special Committee or the Board regarding, nor have they received advice from the respective legal, financial or other advisors of the Special Committee or the Board as to, the fairness of the Merger. The Buyer Parties have not performed, or engaged a financial advisor to perform, any valuation or other analyses for the purposes of assessing the fairness of the Merger to the unaffiliated security holders of Forian.
Based on, among other things, their knowledge and analyses of available information regarding Forian, as well as discussions with Forian’s senior management regarding Forian and its business and the factors considered by, and the analyses and resulting conclusions of, the Board and the Special Committee discussed in the section of the Schedule 14D-9 captioned “Item 4—The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board” (which analyses and resulting conclusions the Buyer Parties adopt), the Buyer Parties believe that the Merger is procedurally and substantively fair to the unaffiliated security holders of Forian. In particular, the Buyer Parties considered the following, which are not listed in any relative order of importance:
•
the current and historical market prices of Common Stock, including the market performance of Common Stock relative to those of other participants in Forian’s industry and general market indices, and the fact that the Offer Price represents (1) a premium of approximately 23% to the closing price of Common Stock on August 22, 2025 of $1.77 per share, the date on which Parent submitted its initial indication of interest and (2) a premium of approximately 3.33% over the closing price of Common Stock of $2.10 on April 2, 2026 (the last trading day prior to public announcement of the Merger Agreement). Additionally, such stockholders will avoid the risk after the Merger of any possible decrease in Forian’s future earnings, growth or value;

•	the fact that, in considering the transaction with the Buyer Parties, the Special Committee acted to represent the interests of Forian and the Unaffiliated Company Stockholders of Forian;
•
the fact that the Special Committee had the full power and authority to negotiate the terms and conditions of any strategic transaction involving Forian (including the Offer and the Merger), including to reject any proposals made by Parent or any other person, and the recognition by the Special Committee that it had no obligation to recommend to the Board that it approve the Merger Agreement, and the recognition by the Board that it had no obligation to approve the Merger Agreement;

•
the fact that the Special Committee unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), are advisable and fair to, and in the best interests of, Forian and the Unaffiliated Company Stockholders;

•
the fact that the Board, acting upon the unanimous recommendation of the Special Committee, unanimously determined that the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders;

•
the fact that consideration and negotiation of the Merger Agreement were conducted under the control and supervision of the Special Committee, the members of which are not officers or employees of Forian, are not affiliated with any of the Buyer Parties, are disinterested under Maryland law and do not have any interests in the Merger different from, or in addition to, those of the unaffiliated security holders, other than the members’ receipt of Board compensation and Special Committee compensation (which are not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Offer or the Merger) and their indemnification and liability insurance rights under their respective indemnification agreement entered into with Forian and in connection with the Merger Agreement;

•
the fact that the Special Committee and the Board were fully informed about the extent to which the interests of the Buyer Parties in the Merger differed from those of the unaffiliated security holders of Forian;

•	the fact that the Special Committee retained, and had the benefit of advice from, nationally recognized legal and financial advisors;
•
the fact that, since the outset of the strategic process that resulted in execution of the Merger Agreement, Forian and the Special Committee have conditioned the potential transaction upon, and the Buyer Parties’ proposals for the potential transaction were conditioned upon, the approval of the Special Committee;

•	the fact that the Merger Agreement was in fact approved by all of the directors of Forian who are not affiliated with the Buyer Parties;
•
the fact that the Offer Price will be paid to the unaffiliated security holders in all cash, thus allowing the Unaffiliated Company Stockholders to immediately realize a certain and fair value for their Shares, which value represents a premium to the closing price of Shares on August 22, 2025, the date on which Parent submitted its initial indication of interest;

•
the fact that the Merger will provide liquidity for the unaffiliated security holders of Forian without the delays that would otherwise be necessary in order to liquidate the positions of larger holders, and without incurring brokerage and other costs typically associated with market sales;

•	the fact that the Merger will provide liquidity to larger holders without the risks of market volatility and downward pressure on the stock price associated with the liquidation of such positions;
•	the potential risks to Forian of continuing to have publicly traded common stock, including the risks of market volatility and global uncertainty;
•	the fact that Forian has the ability to seek specific performance under the Merger Agreement to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement;
•
the fact that the Special Committee received, notwithstanding that the Buyer Parties are not entitled to, and did not, rely on, an oral opinion rendered by Houlihan Lokey on April 2, 2026 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether, as of such date, the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view;

•	the fact that the Offer Price and the terms and conditions of the Merger and the Offer were the result of the Special Committee’s extensive arm’s length negotiations with Parent;
•
Forian’s ability, under certain circumstances as set out in the Merger Agreement, to provide information to, or participate in discussions or negotiations with, third parties regarding any bona fide written Acquisition Proposal that the Special Committee determines, in its good faith judgement, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, timing, and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the proposal that the Special Committee deems relevant, is more favorable to Forian’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (a “Superior Offer”);
•
Forian’s ability, under certain circumstances as set out in the Merger Agreement, to terminate the Merger Agreement to enter into a definitive agreement related to a Superior Proposal, subject to paying Parent a termination fee of $1,500,000 in cash and reimbursement of Parent’s expenses up to $1,250,000, subject to and in accordance with the terms and conditions of the Merger Agreement;

•
the availability of appraisal rights to Forian’s stockholders who comply with all of the required procedures under Maryland law for exercising appraisal rights, which allow such holders to seek appraisal of the fair value of their shares;

•	the fact that the Buyer Parties have not made any undisclosed purchases required to be disclosed in response to Item 1002(f) of Reg M-A; and
•
the fact that, in certain circumstances under the terms of the Merger Agreement, the Special Committee and the Board are able to change, withhold, withdraw, qualify or modify their recommendation that Forian stockholders tender their Shares in the Offer.

The Buyer Parties did not consider the liquidation value of Forian in determining their view as to fairness of the Merger to the Unaffiliated Company Stockholders because the Buyer Parties consider Forian to be a viable going concern and view the trading history of Shares as an indication of Forian’s going concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.
The Buyer Parties did not consider net book value, which is an accounting concept, in determining their view as to fairness of the Merger to the Unaffiliated Company Stockholders because they believed that net book value is not a material indicator of the value of Forian as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the Merger.
The Buyer Parties did not establish a going concern value for Forian as a public company to determine the fairness of the Offer Price to Unaffiliated Company Stockholders because, following the Merger, Forian will have a significantly different capital structure.
The Buyer Parties were not aware of, and thus did not consider, any other firm offers made by any unaffiliated person during the past two years for (i) a merger or consolidation of Forian with another company, (ii) the sale or transfer of all or substantially all of Forian’s assets or (iii) the purchase of all or a substantial portion of the shares that would enable such person to exercise control of or significant influence over Forian.
The Buyer Parties did not receive any reports, opinions or appraisals from any outside party materially related to the fairness of the Offer or the Offer Price and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to unaffiliated security holders.
The Buyer Parties also considered a variety of risks and other countervailing factors related to the substantive and procedural fairness of the proposed Merger, including:
•
(1) the fact that the Unaffiliated Company Stockholders will not participate in any future earnings, appreciation in value or growth of Forian’s business and will not benefit from any potential sale of Forian or its assets to a third party in the future, (2) the risk that the Merger might not be completed in a timely manner or at all, and (3) the fact that Parent and Merger Sub are newly formed entities with essentially no assets, other than Parent’s ownership of the Shares contributed via the Contribution Agreement;

•
the restrictions on the conduct of Forian’s business prior to the completion of the Merger set forth in the Merger Agreement, which may delay or prevent Forian from undertaking business opportunities that may arise and certain other actions it might otherwise take with respect to the operations of Forian pending completion of the Merger;

•
the negative effect that the pendency of the Offer and the Merger, or a failure to complete the Offer and the Merger, could potentially have on Forian’s business and relationships with its employees, vendors and customers;

•
subject to the terms and conditions of the Merger Agreement, beginning on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to Article VIII therein and the time and day of the filing of the Articles of Merger with the State Department of Assessments and Taxation of Maryland, or such later time and day as may be agreed in writing by Buyer Parties and Forian and specified in the Articles of Merger, Forian and its subsidiaries are restricted from soliciting, proposing, initiating or knowingly encouraging the submission of Acquisition Proposals from third parties or the making of any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•
the possibility that the amounts that may be payable by Forian upon the termination of the Merger Agreement, including payment to Parent of a termination fee of $1,500,000 in cash and reimbursement of Parent’s expenses up to $1,250,000, and the processes required to terminate the Merger Agreement, including the opportunity for Parent to negotiate to make adjustments to the Merger Agreement, could discourage other potential acquirors from making a competing bid to acquire Forian;

•	the fact that holders of Shares who do not tender will be cashed out pursuant to Section 3-106.1 of the MGCL;
•	the fact that the receipt of cash by a U.S. Holder in exchange for shares pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes.
6. Interests of Forian’s Directors and Executive Officers in the Offer
In considering the recommendations of the Special Committee and the Board with respect to the Offer, you should be aware that, aside from their interests as holders of Shares, certain of Forian’s directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, your interests as a stockholder. The Special Committee and the Board were aware of and considered these interests to the extent that they existed at the time, among other matters. In particular:
•	Certain members of the Board received and are entitled to receive a fee in connection with their service on the Special Committee;
•	Forian’s directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and Forian;
•
Certain executive officers of Forian are party to employment agreements and offer letters with Forian that provides for severance payments and benefits in the event of an involuntary termination (as defined in the section of this Offer to Purchase captioned “Special Factors and Other Relevant Information—Section 6—Interests of Forian’s Directors and Executive Officers—Change in Control and Severance Benefits under Existing Agreements”);

•
Max C. Wygod, Forian’s Chief Executive Officer, will be the Chief Executive Officer of the Surviving Corporation as of the consummation of the Merger and, as a result of the Contribution Agreement, beneficially owns approximately 18.38% of Parent as of the date of the Offer to Purchase. Adam Dublin, Forian’s Chief Strategy Officer, will be the Vice President of the Surviving Corporation and, as a result of the Contribution Agreement, beneficially owns 11.93% of Parent as of the date of the Offer to Purchase. Shahir Kassam Adams, a director of Forian, will be a director of the Surviving Corporation and, as a result of the Contribution Agreement, beneficially owns approximately 1% of Parent as of the date of the Offer to Purchase;

•
Parent has reached an understanding with Max Wygod, Michael Vesey and Caroline McGrail regarding their employment with the Surviving Corporation as Chief Executive Officer, Chief Financial Officer and General Counsel of the Surviving Corporation, respectively.

•
As of the date of this Offer to Purchase, other than as described in the prior sentences, none of Forian’s executive officers have reached an understanding on potential employment with the Surviving Corporation or with Parent or Merger Sub (or any of their respective affiliates), or entered into any definitive agreements or arrangements regarding employment with the Surviving Corporation or with Parent or Merger Sub (or any of their respective affiliates) to be effective following the consummation of the Merger;

Special Committee Fees
Forian paid compensation of $5,000 per month (up to an aggregate of $30,000) to each Special Committee member, payable from the formation of the Special Committee on August 25, 2025, until the Merger Agreement was executed on April 2, 2026. Such fees are in addition to the regular compensation received as a member of the Board.
Insurance and Indemnification of Directors and Executive Officers
Pursuant to the terms of the Merger Agreement, directors and officers of Forian will be entitled to certain ongoing indemnification and insurance coverage, including under directors’ and officers’ liability insurance policies. For more information, see the section of this Offer to Purchase captioned “The Tender Offer—Section 10—The Merger Agreement; Other Agreements—Directors’ and Officers’ Indemnification and Insurance.”
Treatment of Forian Stock Awards
The following is an overview of the treatment of Forian Stock Awards applicable to Forian’s current non-employee directors and executive officers.
Treatment of Forian RSU Awards and Forian Restricted Stock Awards
As of April 1, 2026, there were outstanding Forian RSU Awards covering an aggregate of 1,535,000 Shares, 1,100,000 of which were held by its current executive officers.
The Merger Agreement provides for the following treatment of Forian RSU Awards and Forian Restricted Stock Awards at the Effective Time:
•
Each vested Forian RSU Award that is outstanding as of immediately prior to the Effective Time and has a per share exercise price that is less than the Offer Price shall be cancelled and converted into the right to receive the RSU Consideration.

•
Each unvested Forian RSU Award or portion thereof that is outstanding as of immediately prior to the Effective Time and has a per share exercise price that is less than the Offer Price shall be cancelled and converted into the right to receive the Unvested RSU Consideration, which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Forian RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Forian RSU Award immediately prior to the Effective Time.

•
Each vested Forian Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Restricted Stock Consideration. Each unvested Forian Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an award of restricted shares, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.

•
As soon as reasonably practicable after the Effective Time (but no later than five (5) business days after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable subsidiary’s payroll the aggregate cash consideration payable pursuant to the Merger Agreement with respect to vested In the Money Options, vested Forian RSU Awards or vested Forian Restricted Stock Awards held by current or former employees of the Company or any of its subsidiaries, less withholding taxes required to be withheld under applicable laws and authorized deductions, in accordance with the Merger Agreement; provided, however, that to the extent the holder of a vested In the Money Option, Forian RSU Award or Forian Restricted Stock Award is not, and was not at any time during the vesting period of such In the Money Option, Forian RSU Award or Forian Restricted Stock Award, an employee of Forian or any of its subsidiaries for employment tax purposes, the In the Money Option Consideration, RSU Consideration or Restricted Stock Consideration payable pursuant to the Merger Agreement with respect to such In the Money Option, Forian RSU Award or Restricted Stock Award (as applicable) shall be deposited in the payment fund and paid by the Paying Agent in the manner described in the Merger Agreement (or, if the Paying Agent is unable to administer such payments, such payments will instead be paid by the Surviving Corporation).

Equity Interests of Forian’s Directors and Executive Officers
The following table summarizes the number of shares of Common Stock underlying unvested restricted stock units as of the date of this Offer to Purchase held by Forian’s directors and executive officers.

	Restricted Stock Units
Name	Number of RSUs (#)	Value of RSUs ($)
Max C. Wygod	250,000	542,500
Michael Vesey	450,000	976,500
Adam Dublin	250,000	542,500
Caroline McGrail	150,000	325,500

The following table summarizes the number of shares of Common Stock underlying In the Money Options and the In the Money Option Consideration payable as of the date of this Offer to Purchase held by Forian’s directors and executive officers.

	In the Money Options
Name	Number of Shares Underlying In the Money Options (#)	In the Money Option Consideration ($)
Mark J. Adler, M.D.	3,750	412.50
Ian G. Banwell	3,750	412.50
Jennifer Hajj	3,750	412.50
Shahir Kassam-Adams	3,750	412.50
Alyssa Varadhan	3,750	412.50
Kristiina Vuori	3,750	412.50

Change in Control and Severance Benefits Under Existing Agreements
Employment Agreements with Current Executive Officers
Forian has entered into offer letters with Max C. Wygod (Forian’s President and Chief Executive Officer) and Adam Dublin (Forian’s Chief Strategy Officer) and employment agreements with Michael Vesey (Forian’s Chief Financial Officer) and Caroline McGrail (Forian’s General Counsel).
Mr. Wygod’s offer letter provides that if Mr. Wygod is terminated, he is entitled to receive (i) the then current base salary earned through the date of termination; (ii) any unpaid expense reimbursement owed; and (iii) any amount earned, accrued and arising from participation in, or benefits accrued under, any employee benefit plan or program, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans and programs.
Mr. Dublin’s offer letter provides that if Mr. Dublin is terminated he is entitled to receive (i) the then current base salary earned through the date of termination; (ii) any unpaid expense reimbursement owed; and (iii) any amount earned, accrued and arising from participation in, or benefits accrued under, any employee benefit plan or program, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans and programs.
Mr. Vesey’s employment agreement provides that he is entitled to receive a severance payment equal to twelve months of base salary and any cash bonus earned but unpaid upon termination by Mr. Vesey for Good Reason (as defined in his employment agreement) or by the Company without Cause (as defined in his employment agreement), with restrictive covenants applicable for a corresponding period after termination.
Ms. McGrail’s employment agreement provides that she is entitled to receive (i) a severance payment equal to six (6) months of base salary (twelve (12) months if such termination occurs following the one year anniversary of the Start Date); and (ii) the Annual Bonus (as defined in her employment agreement) for the calendar year immediately preceding the year of termination to the extent earned but unpaid as of the effective date of such termination.
The foregoing summary and description of the material terms of the executive offer letters and employment agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such offer letters and employment agreements, which are filed as Exhibits (e)(7), (e)(8), (e)(9) and (e)(10) the Schedule 14D-9 and are incorporated herein by reference.

For an estimate of the value of the payments and benefits described above that would be payable to Forian’s named executive officers upon an involuntary termination in connection with the Merger, which Forian has assumed constitutes a change of control under the Forian Stock Plans and the employment agreements for Forian’s named executive officers, see “Special Factors and Other Relevant Information—Section 6—Interests of Forian’s Directors and Executive Officers in the Offer—Golden Parachute Compensation” below.
Equity Award Arrangements with Directors and Executive Officers
For an estimate of the value of the payments and benefits described above that could be payable to Forian’s named executive officers upon consummation of the Merger, which Forian has assumed constitutes a change of control under the Forian Stock Plans and the employment agreements for Forian’s named executive officers, see “Special Factors and Other Relevant Information—Section 6—Interests of Forian’s Directors and Executive Officers in the Offer—Golden Parachute Compensation” below.
Golden Parachute Compensation
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (i) the Effective Time occurs on May 14, 2026; (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason (each, as defined in the applicable offer letter or employment agreement), entitling the named executive officer to receive severance payments and benefits under his or her offer letter or employment agreement; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of May 14, 2026; (iv) a change in control price per Share equal to the Offer Price (or $2.17); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Named Executive Officer	Cash(1)	Equity(2)	Benefits(3)	Total
Max C. Wygod	$0	$542,500	$—	$542,500
Michael Vesey	$373,044	$976,500	$16,022	$1,365,566
Caroline McGrail	$330,000	$325,500	$23,492	$678,992

(1)
Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without Cause or due to a resignation for Good Reason (each as defined in the applicable offer letter or employment agreements) as described in the subsection entitled “—Employment Arrangements.”

(2)
Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to cash amounts as described in the section entitled “—Treatment of Equity Awards in the Transactions.”

(3)
Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted.

Employment Arrangements Following the Merger
As of the date of this Offer to Purchase, none of Forian’s executive officers (other than Mr. Wygod, Mr. Vesey and Ms. McGrail, as described in the following sentence) has (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Merger Sub (or any of their respective affiliates), or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the

Surviving Corporation or with Parent or Merger Sub (or any of their respective affiliates) to be effective following the consummation of the Merger. With respect to the Surviving Corporation, Mr. Wygod will be the Chief Executive Officer, Mr. Vesey will be Chief Financial Officer and Ms. McGrail will be General Counsel, each as of the consummation of the Merger and will have certain governance rights with respect to the Surviving Corporation. However, prior to the Effective Time, Parent or Merger Sub (or their respective affiliates) may have discussions with certain of Forian’s employees (including certain of its executive officers) regarding employment or other retention terms and may enter into definitive agreements regarding employment, retention, or the right to purchase or participate in the equity of the Surviving Corporation or one or more of its affiliates in connection with the Merger. Any such agreements will not increase or decrease the Offer Price paid to Forian’s stockholders in the Offer.
7. Appraisal Rights
If the Merger is consummated, holders of record and beneficial owners of Shares who (i) did not tender their Shares pursuant to the Offer (or, if tendered, validly and subsequently withdrew such Shares by the Expiration Date) and continuously hold or own their Shares through the effective date of the Merger; (ii) follow the procedures set forth in Section 3-202 of the MGCL (“Section 3-202”) and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the MGCL, are entitled to seek appraisal of their Shares in connection with the Merger under Section 3-202. All references in Section 3-202 and in this summary (a) to a “beneficial owner,” when used with respect to any voting stock, directly or indirectly, are to a person that: (1) individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly; or (2) individually or with any of its affiliates or associates, has: (i) the right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or (ii) except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or (3) except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the MGCL and is qualified in its entirety by the full text of Section 3-202 which may be accessed without subscription or cost at the following publicly available website: https://mgaleg.maryland.gov/mgawebsite/Laws/StatuteText?article=gca&
section=3-202&enactments=False&archived=False and is incorporated into this Offer to Purchase by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that Forian’s stockholders or beneficial owners exercise their appraisal rights under Section 3-202. Holders of record and beneficial owners of Shares should carefully review the full text of Section 3-202 as well as the information discussed below. Failure to follow the steps required by Section 3-202 for demanding and perfecting appraisal rights may result in the loss of such rights.
Under Section 3-202, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if: (1) the corporation consolidates or merges with another corporation; (2) the stockholder’s stock is to be acquired in a share exchange; (3) the corporation transfers its assets in a manner requiring action under Section 3-105(e) of the MGCL; (4) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affected the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; (5) the transaction is governed by Section 3-602 or exempted by Section 3-603(b) of the MGCL; or (6) the corporation is converted in accordance with Section 3-901 of the MGCL.
Written Demand
A stockholder wishing to exercise appraisal rights must file with Forian a written objection to the proposed transaction within 30 days after notice is given or waived under Section 3-106 or Section 3-106.1 of the MGCL. Such notice is provided in this Offer to Purchase below. In addition, the stockholder may not vote in favor of the transaction and shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment within 20 days after the SDAT accepts the articles of merger for record. A stockholder who fails to comply with the foregoing requirements is bound by the terms of the Merger.

All written demands for appraisal pursuant to Section 3-202 should be mailed or delivered to:
Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
NOTICE OF MERGER OF BRAVO MERGER SUB, INC. WITH AND INTO FORIAN INC. PURSUANT TO SECTION 3-106.1(e) OF THE MARYLAND GENERAL CORPORATION LAW
Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”, and together with Merger Sub, the “Buyer Parties”), is offering to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.001 per share, of Forian Inc., a Maryland corporation (“Forian” or the “Company”), at a purchase price of $2.17 per Share, to the seller in cash, without interest and subject to deduction for any required tax withholding. The Offer does not include an offer to purchase any Shares (i) owned by the Buyer Parties, or (ii) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties, in each case as of the commencement of the Offer. The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Buyer Parties and Forian.
Subject to the terms and conditions of the Merger Agreement: (i) following the consummation of the Offer, Merger Sub will merge with and into Forian pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), with Forian surviving as a wholly owned subsidiary of Parent (the “Merger”), without a vote of Forian’s stockholders.
In accordance with Section 3-106.1(e) of the MGCL, notice of the Offer and the Merger and the other transactions contemplated by the Merger Agreement is hereby given by Merger Sub to each stockholder of record of Forian as of the date of this notice. The Articles of Merger, pursuant to which the Merger will become effective, will be filed for record with the State Department of Assessments and Taxation of Maryland not earlier than 20 business days after the date of this notice.
Filing a Petition for Appraisal
Within 50 days after the SDAT accepts the articles of merger for record, the successor or an objecting stockholder who has complied with Section 3-202 and is entitled to appraisal rights thereunder and has not received payment for his or her stock may petition a court of equity in the county where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.
Under Section 3-208 of the MGCL, if more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper. Two or more objecting stockholders may join or be joined in an appraisal proceeding.
Determination of Fair Value
If the Maryland court determines the persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Maryland court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Maryland court will determine the “fair value” of the Shares, which is determined as of the close of business on the day notice is given or waived under Section 3-106 or Section 3-106.1 of the MGCL. Fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.
Unless the transaction is governed by Section 3-602 or exempted by Section 3-603(b) of the MGCL, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if: (1) except as provided in Section 3-202(d) of the MGCL (which is applicable to the Merger), any shares of the class or series of the stock are listed on a national securities exchange on the date notice is given or waived; (2) the stock is that of the successor in a merger, unless: (i) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (ii) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; (3) the stock is not entitled, other than solely because of Section 3-106 or Section 3-106.1 of the MGCL, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (4) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under Section 3-602 of the MGCL; or (5) the stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.
Under Section 3-204 of the MGCL, the stockholder has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under Section 3-202.
The foregoing summary of the appraisal rights under the MGCL does not purport to be a complete statement of the procedures to be followed by the persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 3-202 through Section 3-213 of the MGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the MGCL. A copy of Section 3-202 through Section 2-213 may be accessed without subscription or cost at https://mgaleg.maryland.gov/mgawebsite/Laws/StatuteText?article=gca&section=3-202&enactments=false.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.
8. Prior Public Offerings; Transactions in Shares
During the past four years, none of Forian, Parent, Merger Sub or any of their respective affiliates have made any underwritten public offering of Shares for cash that was registered under the Securities Act.
Transactions in Common Stock
Except as set forth below, and other than the Merger Agreement and agreements entered into in connection therewith, including the Contribution Agreements (as discussed in “The Tender Offer—Section 10—The Merger Agreement; Other Agreements”), and certain activity related to Forian’s equity compensation awards discussed elsewhere in this Offer to Purchase, (1) each of Forian, its directors and executive officers, the Buyer Parties and their respective affiliates have not conducted any transactions with respect to Shares during the past 60 days, and (2) none of Forian or the Buyer Parties or their respective affiliates have purchased Shares during the past two years.
Transactions by Forian’s Directors and Executive Officers During the Last 60 Days
There have been no reportable transactions in the past 60 days.
Other Transactions in Shares by Forian and the Buyer Parties in the Last Two Years
Forian filed a registration statement on a Form S-8 on August 15, 2025 (Registration No. 333-289649) in order to register the offer and sale of 4,000,000 shares of its Common Stock under the Securities Act, pursuant to the Forian Inc. 2020 Equity Incentive Plan. The shares were registered in addition to the Common Stock previously registered for issuance on Forian’s Registration Statement on Form S-8 concerning the Forian Inc. 2020 Equity Incentive Plan filed with the SEC on March 5, 2021 (Registration No. 333-253938) and the Registration Statement on Form S-8 concerning the First Amendment to the Forian Inc. 2020 Equity Incentive Plan filed with the Commission on November 18, 2022 (Registration No. 333-268470).

THE TENDER OFFER
1. Terms of the Offer
Merger Sub is offering to purchase all of the outstanding Shares at the Offer Price, to the seller thereof in cash, without interest and subject to deduction for any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will accept for payment (referred to herein as the “Offer Acceptance Time”) and, promptly after the Expiration Date, pay for all Shares validly tendered prior to one (1) minute past 11:59 p.m. (Eastern time) on the Expiration Date (as may be extended in accordance with the terms of the Merger Agreement) and not properly withdrawn as described in “The Tender Offer—Section 4—Withdrawal Rights.”
The Offer is subject to the Offer Conditions set forth in “The Tender Offer—Section 12—Conditions of the Offer,” including, but not limited to, the following conditions: (i) the Minimum Condition, (ii) the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of April 2, 2026 and as of the Expiration Date as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers), (iii) Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date, (iv) the non-occurrence of a Forian Material Adverse Effect on or after the date of the Merger Agreement that is continuing, (v) the receipt by the Buyer Parties of a certificate from Forian, validly executed for and on behalf of Forian and in the name of Forian by a duly authorized executive officer thereof certifying that certain of the conditions have been satisfied, (vi) the non-termination of the Merger Agreement, (vii) the non-issuance of any judgment, temporary restraining order, preliminary or permanent injunction, or other order from any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger, (viii) the Company’s unpaid amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants incurred in connection with the Merger Agreement and the related transactions has not exceeded $3,300,000 and (ix) as of immediately prior to the Expiration Date, no more than 5% of the Shares are Dissenting Shares.
Merger Sub expressly reserves the right at any time to increase the Offer Price and/or waive any Offer Condition or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that Forian’s prior written consent is required for Parent or Merger Sub to take certain actions, including:
•	decreasing the Offer Price;
•	changing the Offer to change the form of consideration to payable in the Offer;
•	changing the Offer to decrease the maximum number of Shares sought to be purchased in the Offer;
•	changing the Offer to impose conditions to the Offer in addition to the Offer Conditions;
•
changing the Offer to amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in their capacity as such or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Merger Sub to consummate the Offer or the Merger;

•	amend or modify the Minimum Condition or the conditions set forth in clause (a) of Annex I of the Merger Agreement;
•	changing the Offer to terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement) or
•	changing the Offer to provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:
•
if, as of the then-scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived or (B) the Minimum Condition is not satisfied and prior to such then-scheduled Expiration Date, an Acquisition Proposal (x) has been publicly announced and not publicly withdrawn or (y) has not been publicly announced but has been received by Forian and not withdrawn,

Merger Sub may, in its discretion (and without the consent of Forian or any other person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or such longer period as may be agreed to by Parent and Forian), to permit such Offer Conditions to be satisfied;
•
Merger Sub shall extend the Offer from time to time for any period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of Nasdaq applicable to the Offer; and

•
if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived and the Minimum Condition shall not have been satisfied, at the request of Forian, Merger Sub shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit such Offer Condition to be satisfied.

However, in no event shall Merger Sub or Forian: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) the End Date (the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Forian.
In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived, Merger Sub shall extend the Offer on up to two consecutive occasions, for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit the Minimum Condition to be satisfied; provided, however, that Merger Sub shall not be required to extend the Offer pursuant to this sentence on more than two occasions. The Merger Agreement also provides that in no event shall Merger Sub be required to, and Merger Sub shall not, under any circumstances extend the Offer beyond the Extension Deadline. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Forian except in the event that it is terminated pursuant to Section 8 of the Merger Agreement.
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in “The Tender Offer–Section 4—Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (Eastern time) on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares.
Under certain circumstances described in the Merger Agreement, Parent or Forian may terminate the Merger Agreement and the Offer. If the Merger Agreement is terminated prior to Merger Sub’s acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.
Forian has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
2. Acceptance for Payment and Payment for Shares
Subject to the terms of the Offer and the Merger Agreement and the satisfaction or, to the extent waivable by Parent or Merger Sub, waiver of each of the Offer Conditions set forth in “The Tender Offer–Section 12—Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See “The Tender Offer—Section 13—Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held of record by DTC or other clearing corporation, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. If Shares held of record by a person other than DTC or other clearing corporation as nominee are being tendered, the Letter of Transmittal properly completed and duly executed with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer. The term “Agent’s Message” means (i) a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Merger Sub may enforce such agreement against such participant and (ii) any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Accordingly, tendering stockholders may be paid at different times depending upon when the Letter of Transmittal or Book-Entry Confirmations, in each case, with respect to Shares are actually received by the Depositary.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in “The Tender Offer—Section 4—Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.
If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” will be credited to an account maintained at DTC as promptly as practicable following the expiration or termination of the Offer.
3. Procedures for Accepting the Offer and Tendering Shares
Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, (a) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer of Shares held of record by DTC or other clearing corporation, an Agent’s Message in lieu of the Letter of Transmittal) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer or (b) the tendering stockholder must comply with the guaranteed delivery procedure described below.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer on the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.
Delivery Procedures. Forian stockholders must allow sufficient time for the necessary tender procedures to be completed prior to one (1) minute past 11:59 p.m. (Eastern time) on the Expiration Date. In addition, for Forian stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one (1) minute past 11:59 p.m. (Eastern time) on the Expiration Date. Forian stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.
If a stockholder desires to tender Shares pursuant to the Offer and such stockholder cannot deliver the required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:
•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and
•
a Book-Entry Confirmation evidencing all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within two Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered or transmitted by e-mail or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.
Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.
Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) a Book-Entry Confirmation of a book- entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held of record by DTC or other clearing corporation, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Letter of Transmittal with respect to Shares is actually received by the Depositary.
The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares, the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.
Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.
Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Forian’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Forian.
Equity Awards. The Offer is being made only for Shares held outright by Forian stockholders, and not for Shares subject to outstanding Forian Stock Awards. The Merger Agreement provides for the following treatment of Forian Stock Awards at the Effective Time:
•
Vested Forian Options. As of the Effective Time, each outstanding Forian Option that is vested by its terms and has a per share exercise price that is less than the Offer Price will be cancelled and converted into the right to receive an amount in cash equal to In the Money Option Consideration.

•
Vested and Unvested Forian RSUs: Each outstanding Forian RSU Award that is vested by its terms as of the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to RSU Consideration. Each unvested Forian RSU Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive the Unvested RSU Consideration, which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Forian RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Forian RSU Award immediately prior to the Effective Time.

•
Vested Forian Restricted Stock Awards: Each outstanding Forian Restricted Stock Award that is vested by its terms as of the Effective Time shall be cancelled and converted into the right to receive the Restricted Stock Consideration. Each unvested Forian Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive a restricted stock unit award or restricted shares award, as applicable, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.

•
Unvested Forian Options: As of the Effective Time, by virtue of the Merger and without further action on the part of the holders thereof, Parent, Merger Sub or Forian, each Out of the Money Option that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor.

Information Reporting and Backup Withholding. Payments made to stockholders of Forian in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To ensure backup withholding will not apply, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
4. Withdrawal Rights
Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment by June 15, 2026, which is the 60th day after the date of the commencement of the Offer, you may withdraw them at any time after such date until Merger Sub accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares, the name of the person who tendered the Shares to be withdrawn, and the number of Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution.
Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.
Merger Sub will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
5. Material U.S. Federal Income Tax Considerations of the Offer and Merger
The following discussion summarizes the material U.S. federal income tax considerations of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, for payment pursuant to the Offer and holders whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, court decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this Offer to Purchase and all of which are subject to change or to differing interpretations at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.
This discussion applies only to holders who hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes) and does not address any tax consequences applicable to holders of Forian Stock Awards. In addition, this discussion does not address or consider any state, local or non-U.S. tax consequences, any aspects of the alternative minimum tax, the Medicare tax on net investment income, or any U.S. federal estate, gift or other non-income tax consequences that may be relevant or applicable to a particular holder in connection with the Offer or the Merger. For purposes of this discussion, a “holder” means either a U.S. Holder or a Non-U.S. Holder (each as defined below) or both, as the context may require.
This discussion is for general information purposes only and does not address all of the federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax or similar duties, fees or charges or assessments in the nature of a tax imposed by any governmental body, including any interest, penalty or addition to tax imposed by such governmental body (“Tax”) consequences that may be relevant to holders in light of their particular circumstances, nor does it address any consequences to holders subject to special rules under U.S. federal income tax law, including, for example:
•	banks and other financial institutions;
•	mutual funds;
•	insurance companies;
•	tax-exempt organizations (including private foundations), governmental agencies, instrumentalities or other governmental organizations, and qualified foreign pension funds;

•	retirement or other tax deferred accounts;
•
S corporations, partnerships or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes (or investors in such entities or arrangements);

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;
•	dealers and brokers in securities, currencies or commodities;
•	dealers or traders in securities that elect to use the mark-to-market method of accounting with respect to Shares;
•	regulated investment companies or real estate investment trusts, or entities subject to the U.S. anti- inversion rules;
•	U.S. expatriates or certain former citizens or long-term residents of the United States;
•	persons that own or have owned (directly, indirectly or constructively) five percent (5%) or more of the Shares (by vote or value);
•	persons holding their Shares as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons who acquired their Shares pursuant to the exercise of compensatory options or in other compensatory transactions;
•	persons who acquired their Shares pursuant to the exercise of warrants or conversion rights under convertible instruments;
•
persons who hold their Shares as part of a hedging, constructive sale or conversion, straddle, synthetic security, integrated investment or other risk reduction transaction for U.S. federal income tax purposes;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Shares being taken into account in an “applicable financial statement” (as defined in the Code);
•	persons who properly exercise appraisal rights in the Merger; or
•	persons whose “functional currency” is not the U.S. dollar.
If a partnership (or other entity or arrangement, domestic or non-U.S., treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the tax treatment of a partner in such partnership (or other entity or arrangement) will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger to their particular circumstances.
We have not sought, and do not intend to seek, any ruling from the IRS, or any opinion of counsel, with respect to the statements made and the conclusions reached in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY, DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY HOLDER, AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL THE TAX CONSEQUENCES RELATING TO THE OFFER OR THE MERGER. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OFFER AND THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares who or that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (1) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person as defined in section 7701(a)(30) of the Code.

In general, the sale of Shares pursuant to the Offer or the Merger will be treated as a redemption for U.S. federal income tax purposes. The treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Shares under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the shares, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A U.S. Holder’s adjusted tax basis will generally equal the U.S. Holder’s acquisition cost less any prior distribution paid to such U.S. Holder with respect to its Shares treated as a return of capital. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss generally will be long-term capital gain or loss only if such U.S. Holder’s holding period in such block of Shares is more than one year at the time of the consummation of the Offer or the Merger, as the case may be. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations.
If the redemption does not qualify as a sale or exchange of Shares, the U.S. Holder will be treated as receiving a corporate distribution. A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution or other property paid on the Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such amount will be includible in gross income by a U.S. Holder on the date such distribution is actually or constructively received, in accordance with the U.S. Holders regular method of accounting for U.S. federal income tax purposes. Corporate distributions in excess of the Company’s current or accumulated earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain realized on the sale or other disposition of Shares as described above. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be taxable at preferential long-term capital gain rates.
Whether a redemption qualifies for sale treatment will depend largely on the total number of Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as described in the following paragraph) relative to all Shares outstanding both before and after the redemption. The redemption of Shares generally will be treated as a sale of Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Shares actually owned by the U.S. Holder, but also our Shares that are constructively owned by the U.S. Holder. A U.S. Holder may constructively own, in addition to Shares owned directly, Shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of the Company’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Shares must, among other requirements, be less than 80% of the percentage of the Company’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other Shares. The redemption of the Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult with its own tax advisors as to the tax consequences of a redemption.
Non-U.S. Holders
For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares who or that is neither a U.S. Holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.
Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger unless:
•
the gain, if any, is effectively connected with the conduct of a trade or business by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, and any such gain of a Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty); or

•
such Non-U.S. Holder is an individual who is present in the United States for one hundred and eighty- three (183) or more days (which days need not be consecutive) in the taxable year of the Offer or Merger, as applicable, and certain other conditions are met, in which case the gain, if any, will generally be subject to U.S. federal income tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty).

As discussed above under “—U.S. Holders,” if the sale of Shares pursuant to the Offer or the Merger is treated as a corporate distribution and not as a sale or exchange, such amount would generally be subject to U.S. withholding tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty) unless such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
Non-U.S. Holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular circumstances and the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any sale proceeds payable to them.
Information Reporting and Backup Withholding
Information reporting and backup withholding (currently, at a rate of 24% percent) may apply to the proceeds received by a holder pursuant to the Offer or the Merger. Backup withholding will generally not apply to (1) a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or its successor form) or (2) a Non-U.S. Holder that (i) provides a certification of such Non-U.S. Holder’s foreign status on the applicable IRS Form W-8 (or its successor form) or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, if the required information is timely furnished to the IRS.
THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE, FOREIGN, LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6. Price Range of Shares; Dividends on the Shares
Beginning on March 3, 2021, the Common Stock has traded on Nasdaq under the symbol “FORA.” The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock as reported by Nasdaq:

	Market Price
	High	Low
2023
First Quarter	$5.45	$2.25
Second Quarter	$3.88	$2.05
Third Quarter	$3.12	$2.15
Fourth Quarter	$3.10	$1.85
2024
First Quarter	$4.15	$2.48
Second Quarter	$3.28	$2.31
Third Quarter	$2.76	$2.10
Fourth Quarter	$2.22	$1.97
2025
First Quarter	$3.62	$1.96
Second Quarter	$2.25	$1.85
Third Quarter	$2.71	$1.64
Fourth Quarter	$2.62	$2.03
2026
First Quarter	$2.16	$2.01
Second Quarter (through April 15, 2026)	$2.07	$2.20

On April 2, 2026, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of each Share of Common Stock on Nasdaq was $2.10. On April 15, 2026, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $2.16 per share. We encourage you to obtain a recent market quotation for Common Stock before deciding whether to tender your Shares.
Forian has never declared or paid any cash dividends on Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.
7. Certain Information Concerning Forian
The following description of Forian and its business has been taken from Forian’s 10-K filed with the SEC on March 27, 2026. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.
Forian Inc. (the “Company” or “Forian”) was incorporated in Delaware on October 15, 2020 as a wholly owned subsidiary of Forian LLC (f/k/a Medical Outcomes Research Analytics, LLC) for the purpose of effecting the business combination with Helix Technologies, Inc. (“Helix”). Forian redomiciled in Maryland on January 9, 2026 as a Maryland corporation. Forian provides a unique suite of data management capabilities and proprietary information and analytics solutions to optimize and measure operational, clinical and financial performance for customers within the healthcare and life sciences and financial services industries.
8. Certain Information Concerning Parent and Merger Sub
2025 Acquisition Company, LLC is a Delaware limited liability company (“Parent”). Parent was formed on August 11, 2025 as 2025 Acquisition Corporation, a Delaware corporation, and was converted into a Delaware limited liability company on January 27, 2026. Parent was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities other than as incidental to its formation and in connection with the transactions contemplated by the Merger Agreement and arranging of the equity financing and the debt financing in connection with the Merger.

The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:
c/o A&O Shearman
Attn: Christopher Glenn
599 Lexington Avenue
New York, NY 10022
Bravo Merger Sub, Inc. is a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of Parent. Merger Sub was formed on January 27, 2026 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than as incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.
The address of Merger Sub’s principal executive offices and Merger Sub’s phone number at its principal executive offices are as set forth below:
c/o CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 820
City of Baltimore, Maryland 21202
The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Merger Sub and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.
Except as set forth in Schedule I to this Offer to Purchase, during the last five (5) years, neither of Merger Sub or Parent or, to the best knowledge of Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Except in connection with the Contribution Agreement or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, neither Merger Sub or Parent or, to the best knowledge of Merger Sub and Parent, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Merger Sub or Parent or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of Forian; or (ii) has effected any transaction with respect to the Shares or any other equity securities of Forian during the past 60 days. Neither Merger Sub nor Parent, to the best knowledge of Merger Sub and Parent, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Forian (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).
Except as described in the preceding paragraph and as set forth elsewhere in this Offer to Purchase, during the two (2) years before the date of this Offer to Purchase, there have been (i) no transactions between Merger Sub or Parent, their subsidiaries or, to the best knowledge of Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Forian or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Merger Sub and Parent, their subsidiaries or, to the best knowledge of Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Forian or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9. Source and Amount of Funds
We estimate that we will need approximately $20,072,133.27 to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent has entered into that certain commitment letter, dated as of the date of the Merger Agreement, with the Sponsor, pursuant to which the Sponsor has committed to invest in Parent, directly or indirectly, certain funds to purchase Shares pursuant to the Offer and complete the Merger (the “Financing”). We believe proceeds from the Financing, in addition to cash on hand, will provide sufficient funds to pay for all Shares validly tendered (and not properly withdrawn) in the Offer and to complete the Merger.
The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Offer.
10. The Merger Agreement; Other Agreements
Merger Agreement
The following is a summary of certain provisions of the Merger Agreement. All provisions of the Merger Agreement discussed herein and elsewhere in this Offer to Purchase are qualified in their entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Merger Agreement has been filed with the SEC and filed on Exhibit (d)(1) to the Schedule TO to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Merger Sub or Forian. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since April 2, 2026, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The Offer. If the Merger Agreement has not been terminated, Merger Sub has agreed to commence the Offer as promptly as practicable, and in no event more than ten (10) business days from the date of the Merger Agreement. Merger Sub’s obligation to (and Parent’s obligation to cause Merger Sub to) accept for payment and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of the Merger Agreement, including the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I of the Merger Agreement. On the terms and subject to the conditions and the Merger Agreement, Merger Sub will, and Parent will cause Merger Sub to, promptly after the Expiration Date, irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) as promptly as practicable (an in any event within two (2) business days) after the Offer Acceptance Time.
Merger Sub and Parent expressly reserve the right at any time, to increase the Offer Price and/or waive any Offer Condition or make any other changes to the terms of the Merger Agreement; provided, however, that without the prior written consent of Forian, Merger Sub and Parent shall not:
•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions to the Offer in addition to the Offer Conditions;
•	amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in their capacity as such;

•	amend or waive the Minimum Condition;
•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or
•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless the Merger Agreement is terminated in accordance with the Merger Agreement.
The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:
•
if, as of the then-scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived or (B) the Minimum Condition is not satisfied and prior to such then-scheduled Expiration Date and an Acquisition Proposal (x) has been publicly announced and not publicly withdrawn or (y) has not been publicly announced but has been received by Forian and not withdrawn, Merger Sub may, in its discretion (and without the consent of Forian or any other person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or such longer period as may be agreed to by Parent and Forian), to permit such Offer Conditions to be satisfied;

•
Merger Sub shall extend the Offer from time to time for (A) any period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of Nasdaq applicable to the Offer; and (B) additional periods of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any Regulatory Conditions shall have expired or been terminated;

•
if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived and the Minimum Condition shall not have been satisfied, at the request of Forian, Merger Sub shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit such Offer Condition to be satisfied.

The Merger Agreement provides that Merger Sub will not be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (1) the valid termination of the Merger Agreement and (2) the End Date. The Merger Agreement provides that in no event shall Merger Sub be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Forian. In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived, Merger Sub shall extend the Offer on up to two consecutive occasions, for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and Forian), to permit the Minimum Condition to be satisfied; provided, however, that Merger Sub shall not be required to extend the Offer pursuant to this sentence on more than two occasions; provided further that Merger Sub shall not be required to, and Merger Sub shall not, under any circumstances extend the Offer beyond the Extension Deadline. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.
If the Merger Agreement is validly terminated, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and, in any event, within one business day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub, Merger Sub shall promptly return and shall cause the Depositary to return, in accordance with applicable laws, all tendered Shares to the registered holders thereof.
The Merger. The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions of the Merger Agreement and in accordance with Section 3-106.1 of the MGCL, at the Effective Time, Forian and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into Forian, and the separate existence of Merger Sub shall cease. Forian will continue as the Surviving Corporation. The closing of the Merger (the “Closing”)

shall take place electronically at 8:00 a.m., Eastern Time, as promptly as practicable following (but in any event no later than the first business day) the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).
Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, Forian and Merger Sub shall file or cause to be filed articles of merger with the State Department of Assessments and Taxation of Maryland with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, Section 3-106.1 of the MGCL. The Merger shall become effective upon the date and time of the filing of such articles of merger with the State Department of Assessments and Taxation of Maryland or such later date and time as is agreed upon in writing by the parties hereto and specified in the articles of merger (such date and time, the “Effective Time”)
Board of Directors and Officers. Immediately after the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who are designated as directors and officers of Forian and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Conversion of Shares at the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Forian or any stockholder of Forian, any Shares then held by any direct or indirect wholly-owned subsidiary of Forian or by Parent or Merger Sub or any other direct or indirect wholly owned subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
Except as provided in the preceding paragraph and subject to the Merger Agreement, each Share outstanding immediately prior to the Effective Time shall be cancelled and (other than any Dissenting Shares, as defined below, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case, without any interest thereon and subject to any withholding of taxes required by applicable laws in accordance with the Merger Agreement. Each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.
From and after the Effective Time, subject to the Merger Agreement, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with the Merger Agreement. For more information, please see “Special Factors and Other Relevant Information—Section 7—Appraisal Rights.”
If, between the date of the Merger Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided that nothing in the Merger Agreement shall be construed to permit Forian to take any action that is prohibited by the terms of the Merger Agreement.
Treatment of Stock Options. The Merger Agreement provides for the following treatment of Forian Options at the Effective Time:
As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or Forian, each vested Forian Option which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) that is then vested, outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Forian Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such Forian Option, which amount shall be paid in accordance with the Merger Agreement (the “In the Money Option Consideration”).
As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or Forian, each Forian Option which is either unvested or which has a per share exercise price that is equal to or more than the Offer Price (each, an “Out of the Money Option”) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor.

For the avoidance of doubt, any Forian Option that remains outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time and treated as either an In the Money Option or an Out of the Money Option.
Treatment of Forian RSUs and Restricted Stock. The Merger Agreement provides for the following treatment of Forian RSUs and Restricted Stock at the Effective Time:
Each vested Forian RSU Award that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such Forian RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price, which amount shall be paid in accordance with the Merger Agreement (the “RSU Consideration”). Each unvested Forian RSU Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive the Unvested RSU Consideration, which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Forian RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Forian RSU Award immediately prior to the Effective Time.
Each vested Forian Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested under such Forian Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Offer Price, which amount shall be paid in accordance with the Merger Agreement (the “Restricted Stock Consideration”). Each unvested Forian Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an award of restricted shares, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.
As soon as reasonably practicable after the Effective Time (but no later than five (5) business days after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable subsidiary’s payroll the aggregate cash consideration payable pursuant to the Merger Agreement with respect to vested In the Money Options, vested Forian RSU Awards or vested Restricted Stock Awards held by current or former employees of the Company or any of its subsidiaries, less withholding taxes required to be withheld under applicable laws and authorized deductions, in accordance with the Merger Agreement; provided, however, that to the extent the holder of a vested In the Money Option, Forian RSU Award or Restricted Stock Award is not, and was not at any time during the vesting period of such In the Money Option, Forian RSU Award or Forian Restricted Stock Award, an employee of Forian or any of its subsidiaries for employment tax purposes, the In the Money Option Consideration, RSU Consideration or Restricted Stock Consideration payable pursuant to the Merger Agreement with respect to such In the Money Option, Forian RSU Award or Restricted Stock Award (as applicable) shall be deposited in the payment fund and paid by the Paying Agent in the manner described in the Merger Agreement (or, if the Paying Agent is unable to administer such payments, such payments will instead be paid by the Surviving Corporation).
Section 16 Matters. Forian, and Forian’s Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and the Forian Restricted Stock Awards, the Forian Options and the Forian RSU Awards (the “Forian Stock Awards”) in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Representations and Warranties. The Merger Agreement contains representations and warranties of Forian and Parent and Merger Sub.
Some of the representations and warranties in the Merger Agreement made by Forian are qualified as to materiality or Forian Material Adverse Effect. “Forian Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”) that (A) individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Forian and its subsidiaries, taken as a whole, or (B) solely as applied to the representations and warranties set forth in Sections 3.1 and 3.6 of the Merger Agreement, would reasonably be expected to prevent the consummation by Forian of the Merger prior to the End Date; provided, however, that no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Forian Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Forian Material Adverse Effect” has occurred (subject to the limitations set forth below):
•	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;
•
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	conditions (or changes in such conditions) generally affecting any of the industries in which Forian or its subsidiaries operate;
•
political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current dispute involving the Russian Federation and Ukraine and the conflict in Israel);

•
earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

•
changes in, or compliance with or actions required to be taken to comply with changes in any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP) after the date of the Merger Agreement;

•
the announcement of, or the compliance with, the Merger Agreement, or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, Merger Sub or their affiliates, (B) the termination of (or the failure to renew or enter into) any contracts with customers, suppliers or other business partners, (C) any departure of any officers, directors, employees or independent contractors of Forian or its subsidiaries and (D) any other negative development (or reasonably expected negative development) in Forian’s relationships with any of its customers, suppliers, distributors or other business partners;

•
any actions taken or failure to take action, in each case, by Parent or any of its controlled affiliates, or to which Parent has consented, or which Parent has requested or approved, or the taking of any action required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•
changes in Forian’s stock price or the trading volume of Forian’s stock, in and of itself, or any failure by Forian to meet any estimates or expectations of Forian’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Forian to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of a Forian Material Adverse Effect); and

•
any legal proceedings made or brought by any of the current or former Forian Stockholders (on their own behalf or on behalf of Forian) against Forian arising out of or relating to the Merger or in connection with any other transactions contemplated by the Merger Agreement;

except, with respect to the first, second, third, fourth, fifth and sixth bullets above, to the extent that such Effect disproportionately and adversely affects Forian and its subsidiaries, taken as a whole, in any material respect relative to other similarly situated companies operating in the industry in which Forian and its subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether a Forian Material Adverse Effect has occurred.

In the Merger Agreement, Forian made customary representations and warranties to the Buyer Parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Forian and its subsidiaries;
•	Forian’s requisite corporate power and authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;
•	the necessary corporate action and authorization;
•	the rendering of Forian’s Financial Advisor fairness opinion to the Special Committee;
•	the inapplicability of anti-takeover statutes to the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby;
•
the absence of any conflict or violation of any organizational documents of Forian or any of its subsidiaries, certain existing contracts of Forian and its subsidiaries, applicable laws to Forian or its subsidiaries or the resulting creation of any lien upon the properties or assets of Forian or its subsidiaries due to the execution and delivery of the Merger Agreement and performance thereof and the consummation of the transactions contemplated thereby;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;
•	the capital structure of Forian as well as the ownership and capital structure of its subsidiaries;
•
the absence of any contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of Forian’s securities;

•	the absence of any undisclosed exchangeable security, option, commitment, warrant or other right convertible into shares of capital stock, or other equity or voting interest in Forian;
•	the accuracy and completeness of Forian’s SEC filings;
•	Forian’s financial statements;
•	Forian’s disclosure controls and procedures;
•	Forian’s internal accounting controls and procedures, including the absence of any material, written unresolved complaint regarding such procedures;
•	the absence of specified undisclosed liabilities;
•
the conduct of the business of Forian and its subsidiaries in the ordinary course and the absence of any Forian Material Adverse Effect, in each case, from December 31, 2025 to the date of the Merger Agreement;

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the existence and enforceability of specified categories of Forian’s and its subsidiaries’ material contracts, and any notices with respect to termination or intent not to renew those material contracts therefrom;

•	real property leased or subleased by Forian and its subsidiaries;
•	trademarks, patents, copyrights and other intellectual property matters;
•	information technology systems;
•	data security and privacy matters;
•	tax matters;
•	employee benefit plans;
•	labor matters;
•	Forian’s and its subsidiaries’ compliance with laws and possession of necessary permits since January 1, 2025;

•	legal proceedings matters;
•	insurance matters;
•	health care matters;
•	related party transactions;
•	absence of any contracts or transaction between Forian or any of its subsidiaries and any affiliate or related person; and
•
payment of fees to legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants utilized by the Company in connection with the Merger Agreement and the transactions contemplated thereby.

In the Merger Agreement, the Parent and Merger Sub made customary representations and warranties to Forian that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
•
due organization, valid existence, good standing and power and authority and qualification to conduct business with respect to the Parent and Merger Sub and availability of the organizational documents of the Parent and Merger Sub;

•	the Parent and Merger Sub’s authority to enter into and perform the Merger Agreement;
•
the absence of any conflict or violation of the Parent and Merger Sub’s organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon the Parent and Merger Sub’s properties or assets due to the execution and delivery of the Merger Agreement and performance thereof;

•	required consents and regulatory filings in connection with the Merger Agreement and performance thereof;
•	the absence of legal proceedings and orders;
•	operations of the Merger Sub; and
•	matters with respect to Parent’s financing and sufficiency of funds.
The representations and warranties contained in the Merger Agreement will not survive the consummation of the Transactions.
Conduct of Business Pending the Merger. The Merger Agreement provides that, except (1) as described in Section 5.2(a) of the Company Disclosure Schedule, (2) as required by applicable law or order, (3) as consented in writing by Parent (which approval will not be unreasonably withheld, conditioned or delayed), or (4) as required or expressly provided for by the Merger Agreement, during the period of time between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, (x) Forian will use and will cause each of its subsidiaries to use its commercially reasonable efforts to conduct its operations in all material respects according to its ordinary course of business, and Forian will use and will cause each of its subsidiaries to use its commercially reasonable efforts to preserve intact its business organization and to preserve the present relationships with those persons having significant business relationships with Forian or any of its subsidiaries, and (y) without limiting the generality of the foregoing, Forian will not, and will not permit any of its subsidiaries to:
•	adopt any amendments to the charter or bylaws (or other similar governing documents) of Forian;
•
issue, sell, grant rights to purchase, pledge, or authorize or propose the issuance, sale, grant of rights to purchase or pledge, any (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations requiring the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Company, being referred collectively as “Forian Securities”), other than Shares issuable with respect to the exercise, vesting or settlement of Forian Stock Awards outstanding as of the date hereof or granted in compliance with the Merger Agreement;
•
acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any Forian Securities, other than in connection with the satisfaction of exercise price and/or tax withholding obligations in connection with the vesting, settlement and/or exercise of any Forian Stock Award or the reacquisition of Forian Securities upon any forfeiture or repurchase of any Forian restricted stock award;

•
split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to Forian or one of its wholly owned subsidiaries by a wholly owned subsidiary of Forian with regard to its capital stock or other equity interests);

•
(A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any material business, assets or securities (other than, in each case (1) pursuant to any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument (“Contracts”) or commitments existing as of the date of the Merger Agreement, (2) sales of products or services in the ordinary course of business, (3) (i) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services, (b) material transfer agreements, (c) Contracts that are ancillary to a sale of products or services to customers or the purchase or use of software, services, equipment or other materials, and (d) non-disclosure agreements, in each case, entered into in the ordinary course of business (“Incidental Contracts”), (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business), or (B) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money in excess of $250,000 in the aggregate;
•
assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (except wholly owned subsidiaries of Forian) in an amount not to exceed $250,000 in the aggregate;

•
make any loans, advances (other than for ordinary course business expenses or pursuant to Forian’s governing documents or existing indemnification obligations) or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of Forian) in excess of $250,000, except for advancement of expenses (A) under any indemnification agreement, (B) the charter, bylaws or similar governing documents of Forian and its subsidiaries or (C) made in the ordinary course;

•	change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable law;
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change any annual tax accounting period, make or change any material tax election, amend any material report, declaration, return, information return or statement required to be filed with any governmental body relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof (“Tax Return”), settle any material tax claim or assessment, consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment, or enter into a closing agreement with any governmental body regarding any material tax, in each ease, other than as required by applicable law or in the ordinary course of business;

•
except to the extent required by this Agreement, applicable law or the existing terms of any benefit plan or Contract: (A) materially increase the compensation or benefits payable or to become payable to any service providers, (B) amend any benefit plan, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a benefit plan (except for adoptions, amendments or terminations in the ordinary course of business that do not materially increase costs to Forian or any of its subsidiaries, and further excluding any offer letters that provide for no severance or change in control benefits), (C) accelerate the vesting, exercisability or funding under any benefit plan, (D) enter into any new or amend any existing severance, change in control and retention arrangements, or (E) terminate (other than for cause or due to death or disability) the employment of or hire any employee with a title of Vice President or above or who is eligible to earn an annualized base salary, wage, fees or equivalent base compensation greater than $250,000, except in the ordinary course of business to replace employees in such roles who have terminated employment;
•
enter into any collective bargaining or similar labor Contract or (B) effectuate or announce any plant closing, mass layoff, furlough or other event affecting in whole or in part any site of employment, facility, office, or operating unit that would require advance notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable law (individually and collectively, as applicable, the “WARN Act”) or that would result in material liability or obligation to Forian or any of its subsidiaries under the WARN Act;

•
make or authorize any material capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of the Merger Agreement and (B) any unbudgeted capital expenditure, in an amount not to exceed, in any year, in the aggregate, $250,000;

•	settle any suit, action, claim, proceeding or investigation or a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $500,000;
•
except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by the Merger Agreement, enter into any Contract that would, if entered into prior to the date hereof, be a material contract; provided that any material contract described in the definition set forth in Section 3.18(a)(viii) or Section 3.18(a)(ix) of the Merger Agreement shall be exclusively governed by Section 5.2(a)(v) of the Merger Agreement;

•
except in the ordinary course of business or in the reasonable business judgment of Forian or any of its subsidiaries, license, sell, transfer, dispose of, abandon, cancel, knowingly allow to lapse, or fail to use commercially reasonable efforts to renew, maintain or defend any material registered intellectual property rights; or

•	offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.
Access to Information. During the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to Section 8 (the “Pre-Closing Period”) of the Merger Agreement, upon reasonable advance notice to Forian, subject to the terms and limitations hereof, Forian shall, and shall cause the respective representatives of Forian’s subsidiaries to provide Parent and Parent’s representatives with reasonable access during normal business hours of Forian to Forian’s representatives, personnel, properties and assets, and to all existing books, records, Tax Returns, work papers and other documents and information relating to Forian and provide copies of such existing books, records, Tax Returns, work papers and other documents and information relating to Forian or any of its subsidiaries to the extent reasonably requested by Parent and its representatives for business purposes relating to the Transaction or the planned integration or operation of Forian and its subsidiaries following the Closing. With respect to the information disclosed pursuant to this section, Parent shall comply with, and shall instruct Parent’s representatives to comply with, all of its obligations under the Confidentiality Agreement dated September 29, 2025, between Forian and Parent (the “Confidentiality Agreement”).
Solicitation of Other Offers.
For purposes of this Offer to Purchase and the Merger Agreement:
“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in all material respects to Forian than those contained in the Confidentiality Agreement and (ii) does not prohibit Forian from providing any information to Parent in accordance with, and otherwise complying with, the Merger Agreement.
“Acquisition Proposal” means any proposal or offer from any person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (a) acquisition, lease, exchange, transfer or other disposition or license of assets (including intellectual property rights) of Forian or any of its subsidiaries equal to 20% or more of Forian’s consolidated assets or to which 20% or more of Forian’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares or other voting or equity securities of Forian, (c) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Forian that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or other voting or equity securities of Forian, in each case other than the Transactions
No-Shop Period. Forian shall, and shall direct their representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal or any inquiries, proposals, offers or requests that could reasonably be expected to lead to an Acquisition Proposal. Except as otherwise expressly permitted by the Merger Agreement, during the Pre-Closing Period, Forian shall not, and shall direct their representatives not to, (i) directly or indirectly, continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal; (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, unless, solely in the case of this clause (iii), (A) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Forian’s stockholders under applicable laws, in which event Forian may take the actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis to the Board, an Acquisition Proposal and (B) Forian complies with the obligations set forth in the Merger Agreement or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within three (3) business days) following the date hereof, Forian shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any person (other than Parent) that has, within the one-year period prior to the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal and shall, within one (1) business day following the date of the Merger Agreement, terminate access by any third person who has made or would reasonably be expected to make an Acquisition Proposal (other than Parent and its representatives) to any data room (virtual or actual) containing any confidential information of Forian.
If at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Forian, any of its subsidiaries or any of their representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from a material breach of this section:
•
Forian and its representatives may contact such person or group of persons solely to clarify the terms and conditions thereof and inform such person or group of persons of the terms of this section; and

•
if the Special Committee determines in good faith, (A) after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), and (B) after consultation with its outside legal counsel, that the failure to take such action described in clauses (1) and (2) of Section 5.3(c) of the Merger Agreement would be inconsistent with the fiduciary duties of the Board to Forian’s stockholders under applicable laws, then Forian and its representatives may:

°
furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Forian to the person or group of persons who has made such Acquisition Proposal; provided that Forian shall concurrently provide to Parent any non-public information concerning Forian that is provided to any person to the extent access to such information was not previously provided to Parent or its representatives

°
engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal. Forian shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by this section promptly (and in any event within one day) of the execution thereof.

During the Pre-Closing Period, Forian shall (i) promptly (and in any event within 48 hours) notify Parent if any inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or any initial request for non-public information concerning Forian from any person or group who has made or could reasonably be expected to make an Acquisition Proposal, in each case, are received by Forian, any of its subsidiaries or any Representative thereof and provide to Parent unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the material terms and conditions of any oral requests, inquiries, proposals or offers (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto), the name of such person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within the shorter of one business day or 36 hours of such material development, discussion or negotiation), and (iii) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.
Nothing in the Merger Agreement shall prohibit Forian from (i) taking and disclosing to the stockholders of Forian a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of Forian if the Special Committee determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws; provided that this shall not be deemed to permit the Board to make a Company Adverse Change Recommendation except to the extent permitted by the Merger Agreement.
Forian agrees that in the event that Forian, any of its subsidiaries, or any Representative of Forian takes any action which, if taken by Forian or any of its subsidiaries, would constitute a breach of this section, Forian shall be deemed to be in breach of this section.
The Board’s Recommendation. Subject to the provisions described below, the Board has made the recommendation that Forian stockholders accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer on the terms and conditions set forth herein. The Merger Agreement prohibits the Board (or a committee thereof, including the Special Committee) from effecting a Company Adverse Change Recommendation (as defined below) except as described below.
•
During the Pre-Closing Period, unless the Board (acting upon the recommendation of the Special Committee) has made a Company Adverse Change Recommendation in accordance with the Merger Agreement, the Board (or a committee thereof, including the Special Committee) may not take any of the following actions:

°
(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Merger Sub), the recommendation of the Board that (i) the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and its stockholders, (ii) determined that the Merger shall be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of Forian accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement (the “Board Recommendation”), (B) fail to include the Board Recommendation in the Schedule 14D-9 or (C) adopt, approve, recommend or declare advisable, or resolve, agree or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (any such action, a “Company Adverse Change Recommendation”);

°
adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Forian to execute or enter into any Contract (other than an Acceptable Confidentiality Agreement) with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or that requires, or is reasonably expected to cause, Forian to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

•	Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Offer Acceptance Time:
°
if Forian has received a bona fide written Acquisition Proposal that has not been withdrawn (that did not result from a breach of the no-shop provisions of the Merger Agreement), that the Special Committee has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Offer, then the Board, acting upon the recommendation of the Special Committee, may effect a Company Adverse Change Recommendation with respect to such Acquisition Proposal or authorize Forian to terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Acquisition Proposal, but only if:

•
the Special Committee has determined in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with the standard of conduct applicable to directors under applicable laws;

•
Forian shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement pursuant at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”); and

•
(1) Forian shall have provided to Parent information with respect to such Acquisition Proposal, (2) Forian shall have given Parent the four-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to any written proposals and any revised terms made by Parent in writing during such period, if any, after consultation with financial advisors and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with its outside legal counsel, that the failure of the Company Board to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with the standard of conduct applicable to directors under applicable laws; and

°
other than in connection with an Acquisition Proposal, the Board (acting upon the recommendation of the Special Committee) may make a Company Adverse Change Recommendation in response to a any event, fact, circumstance, development or occurrence that is material to Forian and its subsidiaries (taken as a whole) that (a) was neither known to the Board nor Special Committee nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (b) does not relate to any Acquisition Proposal (a “Change in Circumstance”), if and only if:

•
the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the standard of conduct applicable to directors under applicable laws;

•
Forian shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation and, to the extent desired by Parent, during such four-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and

•
(1) Forian shall have specified in reasonable detail the facts and circumstances underlying the Change in Circumstance that render a Company Adverse Change Recommendation necessary, (2) Forian shall have given Parent the four-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Special Committee shall have determined, in good faith, that the failure of the Board to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the standard of conduct applicable to directors under applicable laws.

Employee Matters. For the period commencing at the Effective Time and ending on the earlier of (x) the date that is eighteen (18) months following the Effective Time and (y) the date on which the employment of a employees of Forian or any of its subsidiaries who, as of the Closing, continue their employment with Forian or any of its subsidiaries (each, a “Continuing Employee”) terminates, Parent, the Surviving Corporation or any of their respective Affiliates shall provide each Continuing Employee with compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to Continuing Employees immediately prior to the Effective Time.
Effective as of the Effective Time and thereafter, Parent and its Affiliates shall recognize, or shall cause the Surviving Corporation to recognize, each Continuing Employee’s employment or service with Forian (including any current or former Affiliate thereof or any predecessor) prior to the closing of the Merger for all purposes (other than the accrual of or entitlement to pension benefits or retirement welfare benefits), including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by the Surviving Corporation, Parent or any of their respective Affiliates (other than the accrual of or entitlement to pension benefits or post-retirement welfare benefits), including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans, except to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent and its Affiliates shall, or shall cause the Surviving Corporation to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Surviving Corporation, Parent or any of their respective Affiliates to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable benefit plan in which such Continuing Employee participated immediately before the Effective Time and (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate of Parent during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate of Parent.
Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time for six (6) years thereafter, the Surviving Corporation and its subsidiaries shall, to the fullest extent permitted under applicable laws, indemnify and hold harmless those persons who are director or officers of any Forian or any of its subsidiaries as of the date of the Merger Agreement or have been directors or officers of Forian or any of its subsidiaries in the past (the “Indemnified Persons”) against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person as an officer or director of Forian or any of its subsidiaries at or prior to the Effective Date and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. For a period of six years from the Effective Time, the Surviving Corporation will honor and fulfill, in all respects, all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of the Indemnified Persons, as provided in the charter and bylaws (or applicable governing documents) of Forian or its subsidiaries, as applicable, and any indemnification agreements between Forian or any of its subsidiaries and such Indemnified Persons, for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time.
In addition, the Merger Agreement requires the Surviving Corporation to, and Parent to cause the Surviving Corporation to, maintain, in effect, the existing Delaware and Maryland policies of directors’ and officers’ liability insurance maintained by Forian or any of its subsidiaries as of the date of the Merger Agreement (accurate and complete copies of which have been made available by Forian to Parent or Parent’s representatives prior to the date of the Merger Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Forian and its predecessor (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time).
The Merger Agreement permits Forian to purchase a prepaid six-year “tail” policy on terms that are no less favorable than those of Forian’s directors’ and officers’ liability insurance policies as in effect as of the Effective Date, so long as the aggregate premium for such “tail” policy does not exceed 300% of the amount paid by Forian for coverage for its last full fiscal year, and if the premium for such insurance coverage would exceed such amount, the Surviving Corporation may obtain the most advantageous coverage available for such maximum cost.

Transaction Litigation. Prior to the Effective Time, Forian will promptly notify Parent of any litigation against Forian and/or its directors or officers (in their respective capacities as such) relating to the Transactions and will keep Parent reasonably informed with respect to the status thereof. Forian will control any such litigation; provided that Forian shall give Parent an opportunity to review and comment in advance on all material filings or responses to be made by Forian in connection with any such litigation, but not to control or direct such litigation, and Forian will in good faith take such comments into account. No compromise or full or partial settlement of any such litigation will be agreed to by Forian without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).
Dissenters’ Rights. Under the Merger Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 3-202 of the MGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 3-202 of the MGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the MGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 3-202 of the MGCL; provided that:
•
if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the MGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(f)), and such shares shall not be deemed to be Dissenting Shares. Unless the Merger Agreement is terminated pursuant to the Merger Agreement, Parent and Merger Sub shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, provided that such direction or participation may not result in a binding obligation on the part of Forian that is effective prior to the Effective Time. After the Effective Time, Parent and Merger Sub shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Forian shall not, without the prior written consent of Parent and Merger Sub (not to be unreasonably withheld, conditioned or delayed), settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

Termination. The Merger Agreement may be terminated prior to the Effective Time:
•	by mutual written consent of Parent and Forian at any time prior to the Offer Acceptance Time;
•
by either Parent or Forian if the Offer shall have expired or shall have been terminated or withdrawn pursuant to its terms and the Merger Agreement without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate the Merger Agreement if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable primarily to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the acceptance for payment of Shares pursuant to the Offer (the “Non-Acceptance Termination Right”);

•
by either Parent or Forian if a governmental body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate the Merger Agreement if the issuance of such final and nonappealable order, decree, ruling or other action is attributable primarily to a failure on the part of such Party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such Party at or prior to the Effective Time;

•
by Parent at any time prior to the Offer Acceptance Time, if: (i)(A) the Board shall have failed to include the Board Recommendation in the Schedule 14D-9 when mailed, or (B) there shall have been a Company Adverse Change Recommendation; (ii) the Board shall have failed to publicly reaffirm the Board Recommendation (A) within five (5) business days after Parent so requests in writing if an Acquisition Proposal has been publicly announced and not publicly withdrawn or has not been publicly announced but has been received by Forian and not withdrawn (provided that Parent may make such request pursuant to this clause (A) no more than once with respect to any Acquisition Proposal (but provided further that each time a Determination Notice is delivered Parent shall be entitled to make a new such request)) or (B) within ten (10)

business days after Parent so requests, if no Acquisition Proposal has been publicly announced or has been received by Forian, provided that Parent may only make such request pursuant to this clause (B) once every thirty (30) days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act other than the Offer, the Board (A) states that it recommends such tender or exchange offer or (B) fails to recommend rejection of such tender offer or exchange offer and reaffirm the Board Recommendation in a solicitation/recommendation Statement on Schedule 14D-9 within ten (10) business days of the commencement of such tender offer or exchange offer within the meaning of Rule 14d-2 under the Exchange Act (or, if earlier, within two (2) business days prior to the Expiration Date) (the “Superior Offer Termination Right”);
•
by either Parent or Forian if the Offer Acceptance Time shall not have occurred on or prior to 5 p.m. Eastern Time on October 2, 2026 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate the Merger Agreement pursuant if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable primarily to the failure on the part of such Party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such Party (the “End Date Termination Right”);

•
by Forian, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board or Special Committee shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided that (x) Forian and its subsidiaries shall have complied in all material respects with the Merger Agreement in relation to such Superior Offer and (y) Forian shall have paid, or caused to be paid, to Parent a termination fee in the amount of $1,500,000 (the “Company Termination Fee”) and reimbursement of Parent’s expenses up to $1,250,000;

•
by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Forian shall have occurred such that a necessary condition would not be satisfied and such breach or failure to perform cannot be cured or was not cured within thirty (30) days of written notice by the End Date by Forian; provided, however, that Parent shall not have the right to terminate the Merger Agreement if either Parent or Merger Sub is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Forian to terminate the Merger Agreement; provided, further, that Parent shall not have the right to terminate the Merger Agreement if Forian’s breach of representation or warranty or failure to perform any covenant or obligation in the Merger Agreement directly results from any action (or failure to act) by Forian that is directed, approved or authorized by any executive officer or director of Forian that is also an Affiliate or Representative of Parent, Merger Sub or any Consortium Member, unless such action or failure to act is approved or ratified by the Special Committee (the “Breach Termination Right”);

•
by Forian at any time prior to the Offer Acceptance Time, if (i) a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Merger Sub shall have occurred, which breach or failure has had or would reasonably be expected to have a material adverse effect with respect to Parent, and (ii) such breach or failure to perform cannot be cured or was not cured within thirty (30) days of written notice by the End Date by Parent or Merger Sub; provided, however, that, Forian shall not have the right to terminate the Merger Agreement pursuant if Forian is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate the Merger Agreement; or

•
by Forian if Merger Sub shall have (i) failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) of the Merger Agreement without the prior written consent of Forian or (ii) if Merger Sub shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(f) of the Merger Agreement.

Effect of Termination. If the Merger Agreement is validly terminated, written notice shall be given to the other Party or Parties and the Merger Agreement will become void and of no effect with no liability on the part of any party (or of any of its representatives). No such termination will relieve any party to the Merger Agreement from any liability for fraud or willful breach of the Merger Agreement prior to or in connection with the termination of the Merger Agreement. Section 8.2, Section 8.3 and Section 9.5 (other than Section 9.5(b)) of the Merger Agreement shall survive a termination and shall remain in full force and effect along with the Confidentiality Agreement.
Company Termination Fee; Parent Expense Reimbursement.
In the event that:
•
the Merger Agreement is terminated by Parent pursuant to the Superior Offer Termination Right or at the time the Merger Agreement is otherwise terminated, Parent had the right to terminate the Merger Agreement pursuant to the Superior Offer Termination Right;

•
the Merger Agreement is terminated by (x) Parent pursuant to the Non-Acceptance Termination Right or the End Date Termination Right (in each case, as a result of the R&W Condition, the Performance Condition or the No-MAE Condition not being satisfied) or the Breach Termination Right, or (y) the Company pursuant to the Non-Acceptance Termination Right or the End Date Termination Right (provided, in each case, that the right to terminate the Merger Agreement pursuant to the Non-Acceptance Termination Right or the End Date Termination Right is then available to Parent as a result of the R&W Condition, the Performance Condition or the No-MAE Condition not being satisfied);

•
(x) this Agreement is terminated by Parent or Forian pursuant to the Non-Acceptance Termination Right or the End Date Termination Right (in each case, as a result of the Regulatory Conditions not being satisfied), or (2) the Company pursuant to the Non-Acceptance Termination Right or the End Date Termination Right (in each case, as a result of the Regulatory Conditions not being satisfied) (provided that the right to terminate the Merger Agreement pursuant the Non-Acceptance Termination Right or the End Date Termination Right is then available to Parent), (y) any person shall have publicly disclosed a bona fide Acquisition Proposal, or any Acquisition Proposal shall have been communicated to the Company Board, in each case after the date hereof and prior to such termination (unless such Acquisition Proposal was withdrawn at least two (2) business days prior to such termination (such withdrawal to be public, if such Acquisition Proposal shall have been publicly disclosed)) and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; or

•	The Merger Agreement is terminated by the Company pursuant to Section 8.1(f) of the Merger Agreement;
Forian will pay, or cause to be paid, to the Parent or its designee the Company Termination Fee and reimburse Parent for all of the documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants) incurred by Parent, Merger Sub or its or their Affiliates in connection with this Agreement and the Transactions; provided that such reimbursement shall not exceed $1,250,000 (the “Parent Expense Reimbursement”) according to the timelines for each specified termination event as described in Section 8.3(b) of the Merger Agreement.
Notwithstanding Parent’s right to seek specific performance to Section 9.5(b) of the Merger Agreement, Parent’s right to receive payment from Forian of the Company Termination Fee and Parent Expense Reimbursement shall be the sole and exclusive remedy for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), Forian shall not have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions; provided that none of the foregoing shall relieve Forian from any liability for fraud or willful breach of the Merger Agreement prior to such termination.
Expenses. Except as set forth in certain sections of the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.
Amendment and Waiver. The Merger Agreement may be amended in writing signed on behalf of each of the Parties at any time with approval by Parent, Merger Sub, and Forian (acting through the Board or Special Committee). Waiver of any such claim, power, right, privilege or remedy must be express and in writing.
Governing Law. The Merger Agreement is governed by Maryland law.

Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy in the event that the Parties hereto do not perform their obligations under the provisions of the Merger Agreement. The Parties are entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled under the Merger Agreement.
Equity Commitment Letter
Concurrently with the execution and delivery of the Merger Agreement, Parent entered into that certain commitment letter with Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (the “Sponsor”), pursuant to which the Sponsor has committed to invest in Parent, directly or indirectly, up to $5,500,000 to purchase Shares pursuant to the Offer and complete the Merger (the “Financing”). We believe proceeds from the Financing, in addition to cash on hand, will provide sufficient funds to pay for all Shares validly tendered (and not validly withdrawn) in the Offer and to complete the Merger.
Consortium Agreement Amendment
Concurrently with the execution and delivery of the Merger Agreement, and as an inducement to Parent’s and the Company’s willingness to enter into the Merger Agreement, those certain current stockholders of Forian that will, prior to the closing of the Merger, contribute their Shares to Parent (the “Consortium Members”), including current officers and directors, Max Wygod, Adam Dublin and Shahir Kassam-Adams, have entered into that certain Amendment to the Consortium Agreement, dated as of August 25, 2025 (as amended, the “Consortium Agreement”), pursuant to which, among other things, (i) Parent shall be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all Shares held by the Consortium Members, (ii) prior to the commencement of the Offer, each Consortium Member will contribute all Shares held by such Consortium Member to Parent, free and clear of all liens (except for liens arising hereunder or as may be applicable under the Securities Act of 1933, as amended, or other applicable securities laws), and (iii) each Consortium Member agrees to take certain actions in furtherance of the transactions contemplated in the Merger Agreement.
Contribution Agreement
On April 15, 2026, in furtherance of their obligations under the Consortium Agreement, the Consortium Members entered into that certain contribution agreement, (as may be amended, restated, supplemented or otherwise modified from time to time, the “Contribution Agreement”). Subject to the terms and conditions of the Contribution Agreement, on April 15, 2026, the Consortium Members contributed all of their respective Shares in exchange for units of company interests in Parent, on a one-to-one basis. As of the date of this Offer to Purchase, Parent owns 21,991,929 Shares that were previously owned by the Consortium Members, representing 70.39% of the issued and outstanding Shares.
11. Dividends and Distributions
The Merger Agreement provides that from April 2, 2026 to the Effective Time, without the prior written consent of Parent, Forian will not declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock, except for cash dividends made by any direct or indirect wholly owned subsidiaries.
12. Conditions of the Offer
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions below.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the

Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement if: (A) the Minimum Condition shall not be satisfied by the Expiration Date of the Offer; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:
(a)
there shall have been validly tendered and not validly withdrawn Shares (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 3-106.1(a)(5) of the MGCL) that, considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Merger Sub), regardless of whether such Shares are beneficially owned by Parent or any of its subsidiaries are actually or validly tendered or withdrawn, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)
(i) the representations and warranties of Forian as set forth in Section 3.1(Organization and Qualification), Section 3.4 (Corporate Power; Enforceability), Section 3.5 (Stockholder Approval) and Section 3.23 (Opinion of Financial Advisor of the Company) of the Merger Agreement shall be true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to Forian’s disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b) only as of such date);

(ii)
the representations and warranties of Forian as set forth in the first sentence of Section 3.9 (Absence of Certain Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that any update of or modification to Forian’s disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

(iii)
the representations and warranties of Forian as set forth in subsection (a) and (b) of Section 3.2 (Capitalization) of the Merger Agreement shall be true and correct in all respects except for any de minimis inaccuracies as of the date of the Merger Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Forian’s disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (b)(iii) only as of such date);

(iv)
the representations and warranties of Forian set forth in Section 3.10 (Brokers; Certain Expenses) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement; and

(v)
the representations and warranties of Forian as set forth in the Merger Agreement (other than those referred to above) shall be true and correct as of the date of the Merger Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date, except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have a Forian Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Forian Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Forian Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(v)) only as of such date) (collectively, the “R&W Condition”);

(c)
Forian shall have performed and complied in all material respects with the covenants and agreements it is required to comply with or perform at or prior to the scheduled Expiration Date (the “Performance Condition”);

(d)
Parent and Merger Sub shall have received a certificate executed on behalf of Forian by an authorized officer of Forian confirming that the conditions set forth in the R&W Condition, the Performance Condition and the Regulatory Conditions have been duly satisfied;

(e)
any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) under any Regulatory Conditions shall have been obtained, shall have been received or shall have terminated or expired, as the case may be and there shall not have been issued any governmental body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any law have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (collectively, the “Regulatory Conditions”);

(f)
the Company’s unpaid amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants incurred in connection with the Merger Agreement and the related transactions, and the consummation of such transactions, shall not have exceeded $3,300,000;

(g)	as of immediately prior to the Expiration Date, no more than 5% of Shares are Dissenting Shares;
(h)	since the date of the Merger Agreement, there shall not have occurred a Forian Material Adverse Effect; and
(i)	the Merger Agreement shall not have been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition or as otherwise set forth in the Merger Agreement) may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
13. Certain Legal Matters; Regulatory Approvals
General. Based on our examination of publicly available information filed by Forian with the SEC and other publicly available information concerning Forian, we are not aware of any governmental license or regulatory permit that appears to be material to Forian’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this The Tender Offer—Section 13— 13. Certain Legal Matters; Regulatory Approvals, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, including governmental authorities or agencies with jurisdiction over antitrust and competition laws, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Maryland as described below under “State Takeover Laws,” such approval or other action will be sought. We do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Forian’s business or that certain parts of Forian’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, which includes the Minimum Condition. See “The Tender Offer—Section 12—Conditions of the Offer.”
Antitrust Compliance; Compliance with Competition Laws
State Takeover Laws
Forian is incorporated under the laws of the State of Maryland. In general, Section 3-602 of the MGCL prevents a Maryland corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns, directly or indirectly, (i) 10% or more of a corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners or (ii) is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the 2-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock) for a period of five (5) years following the date such person became an “interested stockholder” unless, among other things, the charter of the corporation provides that it will not be governed by the provisions of Section 3-602 of the MGCL and that it does not apply. Pursuant to Forian’s Maryland Charter, the provisions of Sections 3-601 to 3-604, including Section 3-602 in whole, of the MGCL will not apply to any business combination between the Company and any of its present or future stockholders and no person will have or obtain the status of an “interested stockholder.” Therefore, no business combination, including the business combination contemplated by the Merger Agreement, will be subject to the five-year waiting period or the supermajority votes.
Forian conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See “The Tender Offer—Section 12—Conditions of the Offer.”
Stockholder Approval Not Required
Section 3-106.1(d) of the MGCL generally provides that the approval of a merger does not require a meeting of the stockholders and shall be by majority vote of the entire board of directors if certain requirements are met, including that (i) the shares of the subject corporation are registered under the Securities Exchange Act of 1934 immediately prior to the execution of the Merger Agreement, (ii) the Merger Agreement expressly allows or requires the merger to be effected under Section 3-106.1(c) and provides that the merger shall be effected following the consummation of the offer described in Section 3-106.1(c)(1)(iii), (iii) subject to Section 3-106.1(c)(2) of the MGCL, the acquiring entity consummates a tender or exchange offer for any and all of the outstanding shares of the subject corporation that would, except for the application of Section 3-106.1(c), entitle the holder of the outstanding shares to vote on the merger on the terms provided in the agreement to merge; (iv) following the consummation of the offer, the stock irrevocably accepted for purchase or exchange in accordance with the offer and received by the depository before the expiration of the offer, together with the stock otherwise owned by the acquiring entity, a person that owns, directly or indirectly, all of the outstanding equity interest in the acquiring entity, and a direct or indirect wholly owned subsidiary of the acquiring entity or a person that owns, directly or indirectly, all of the outstanding equity interest in the acquiring entity, equals at least that percentage of the shares, and of each class or series of the shares, of the subject corporation that would, except for the application of Section 3-106.1, be required to approve the merger under this article and the charter of the subject corporation; (v) the acquiring entity merges with or into the subject corporation; and (vi) each outstanding share of each class or series of shares of the subject corporation that is the subject of and not irrevocably accepted for purchase or exchange in the offer is converted in the merger into, or into the right to receive, the same amount and kind of cash, property, rights, or securities paid for shares of the class or series of shares of the subject corporation irrevocably accepted for purchase or exchange in the offer. If the Minimum Condition is satisfied and we irrevocably accept Shares for payment pursuant to the Offer, we will be able to consummate the Merger under Section 3-106.1(c) of the MGCL without submitting the approval of the Merger to a vote of the Forian stockholders. Following the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and Forian will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of Forian stockholders.
14. Fees and Expenses
Merger Sub has retained Broadridge Corporate Issuer Solutions, LLC to be the “Depositary,” “Information Agent” and “Paying Agent” in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent will receive reasonable and customary compensation for their services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
In connection with the solicitation of tenders of Shares pursuant to the Offer, neither Parent or Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Information Agent). Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
In connection with the Merger, if the Merger is not completed, all fees and expenses incurred will be paid by the party incurring those fees and expenses, and in the case of the Special Committee, all fees and expenses will be paid by Forian, except as set forth in the Termination Fee section of the Merger Agreement. If the Merger is completed, all costs and expenses incurred by Parent or Merger Sub in connection with the Transactions will be paid by the Surviving Corporation.
It is also expected that Merger Sub and/or Parent will incur approximately $1,837,566 million of financing costs, legal fees, depositary and information agent fees, and other advisory fees.
It is estimated that the expenses incurred in connection with the Offer will be approximately as set forth below:

Depositary, Paying Agent and Information Agent Fees and Expenses	$20,000
SEC Filing Fees	$2,772
Legal Fees	$1,750,000
Printing and Mailing Costs	$7,900
Miscellaneous	$49,000
Total	$1,837,566

15. Miscellaneous
The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Merger Sub, the Depositary or the Information Agent for the purposes of the Offer.
Merger Sub has filed with the SEC a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO/13E-3 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Forian has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 Transaction Statement with the SEC, together with exhibits, setting forth the recommendation of the Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in “The Tender Offer—Section 7—Certain Information Concerning Forian” above.
2025 Acquisition Company, LLC
April 16, 2026

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The directors of Parent are Max C. Wygod. The executive officers of Parent are Max C. Wygod, who serves as President, Secretary, and Treasurer of Parent. The name, business address and telephone number, principal occupation, material occupations within the past five (5) years and country of citizenship of each director and executive officer of Parent are set forth below.

Name	Business Address and Telephone Number	Present Principal Occupation and Material Occupations in Past Five Years	Country of Citizenship
Max C. Wygod	Forian Inc.41 University Drive Suite 400 Newtown, PA 18940
Max C. Wygod has served as Executive Chairman and a Class III director of Forian since March 2021 and as the Chief Executive Officer and President of Forian since February 2022. Max C. Wygod is the President, Chief Executive Officer and Treasurer of Parent.
United States of America

(267) 225-6263

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB
The directors of Merger Sub are Max C. Wygod. The executive officers of Merger Sub are Max C. Wygod, who serves as President, Secretary, and Treasurer of Merger Sub. The name, business address and telephone number, principal occupation, material occupations within the past five (5) years and country of citizenship of each director and executive officer of Merger Sub are set forth below.

Name	Business Address and Telephone Number	Present Principal Occupation and Material Occupations in Past Five Years	Country of Citizenship
Max C. Wygod	Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940 (267) 225-6263
Max C. Wygod has served as Executive Chairman and a Class III director of Forian since March 2021 and as the Chief Executive Officer and President of Forian since February 2022. Max C. Wygod is the President, Chief Executive Officer and Treasurer of Merger Sub.
United States of America

Adam Dublin	Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940 (267) 225-6263	Adam Dublin has served as Chief Strategy Officer and a Class III director of Forian since March 2021. Adam Dublin is the Vice President of Merger Sub.	United States of America

During the last five (5) years, none of the Buyer Parties or any of the individuals listed above have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:
Broadridge Corporate Issuer Solutions, LLC

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Broadridge Corporate Issuer Solutions, LLC Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge Corporate Issuer Solutions, LLC Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Broadridge Corporate Issuer Solutions, LLC Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge Corporate Issuer Solutions, LLC Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Phone: (855) 793-5068
Email: Shareholder@Broadridge.com